

2003 Annual Report

JARDEN corporation

Table of Contents

Winner of Jarden's 2003 Annual Report Cover Design Contest: Kim Huffman, Branded Consumables



Corporate Profile

Jarden Corporation is a leading provider of niche consumer products used in and around the home, under well-known brand names including Ball®, Bernardin®, Crawford®, Diamond®, FoodSaver®, Forster®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and VillaWare®. In North America, Jarden is the market leader in several targeted consumer categories, including home canning, home vacuum packaging, kitchen matches, plastic cutlery, rope, cord and twine and toothpicks. Many of our products are affordable, consumable and fundamental household staples.

Corporate Strategy

Our objective is to increase shareholder value by building a world class consumer products company that enjoys leading market shares of niche markets for branded consumer products used in and around the home. We will seek to achieve this objective by leveraging and expanding our domestic and international distribution channels, introducing new products and pursuing strategic acquisitions.

CHAIRMAN'S LETTER

Dear Fellow Shareholders:

In my letter to shareholders last year, I stated that we entered 2003 with a solid platform of businesses and considerable momentum for growth. I am delighted to report that your company succeeded in meeting or beating its major objectives for the year, both operationally and financially.

We reported record financial performance in 2003 with revenues surpassing the $500 million mark and cash flow from operations exceeding $70 million. At the same time, shareholder value continued to expand as evidenced by a 72% increase in our share price, which was achieved on the heels of strong our performance in 2002.

Our strategy over the last two years has been to focus on building a portfolio of market-leading, niche branded consumer products that produce EBITDA margins in excess of 15%. While the nature of our products might appear to be diverse, as illustrated by the front cover of this annual report, they are remarkably similar and cohesive from an operating perspective. Typically our products are "basic" in nature with a consumable element, are used in and around the home and can be shipped in a coordinated manner through our well-established, complementary distribution channels. Our goal is to build on our existing portfolio of brands and products by introducing line extensions or new products that can best serve the needs of our customers.

As a result of our efforts in the last two and a half years, Jarden has become a highly regarded leader in the consumer products market. We continue to work on expanding the depth and breadth of our product offerings to increase organic growth in revenue and earnings.

In 2003, we completed two significant acquisitions, as well as two tuck-in transactions, adding over $250 million in annualized incremental revenue to the group. In the branded consumables segment, Diamond Brands provided Jarden with market leading positions in wooden matches, toothpicks, clothespins and boxed retail plastic cutlery. The Lehigh acquisition expanded our retail distribution to the do-it-yourself market, while establishing us as the largest provider of rope, cord and twine used by consumers in the United States. Equally important as the valuations on which we were able to buy these businesses, the acquisitions have been successfully integrated into the group and we are actively pursuing opportunities to maximize their growth within the Jarden family.

As part of our ongoing commitment to manage our balance sheet in what we consider to be a conservative manner during this period of rapid expansion, we completed a primary equity offering that netted the company $112 million of new capital for acquisitions and general corporate purposes. In addition, we continued to tap the debt markets on an opportunistic basis during 2003 to build our long-term credit base. This included the issuance of an additional $32 million of ten year notes and $280 million of senior secured loans. The strong credit markets in general, and receptiveness to Jarden in particular, allowed us to close these financings at favorable rates. Furthermore, the 3 for 2 stock split completed in November increased liquidity in the market for Jarden's common stock at a time of heightened investor interest.

On the operating front, I am pleased to report that we continued to strengthen our management ranks during 2003, following our mantra that, "Our best assets go home every night."

"We believe our portfolio of well-recognized consumer brands has enormous development potential. The morale within your company is high; we have a clear strategy, a successful operating business and a motivated and enthusiastic management team."

We created the position of President and Chief Operating Officer to complement my work, as well as that of Ian Ashken, our Chief Financial Officer and my colleague of fifteen years. Jim Lillie has filled this new position admirably and we expect he will continue to make a significant contribution to our efforts to maximize the synergistic opportunities within our business units.

Our success in 2003 did not go unnoticed. Forbes Magazine ranked Jarden 47th on its list of top 200 growth companies, out of a list of 3,500 eligible companies. The San Francisco Business Times named Tilia, our consumer solutions business, one of the "50 best places to work" in the greater Bay area. Additionally, Alltrista Consumer Products, part of our branded consumables segment, was awarded Wal-Mart's Supplier Award of Excellence for home canning for the third quarter of 2003.

It is my view that the best is yet to come for Jarden Corporation. We believe our portfolio of well-recognized consumer brands has enormous development potential. The morale within your company is high; we have a clear strategy, a successful operating business and a motivated and enthusiastic management team. As we enter the new year, our main focus is executing our business strategy. Your management team intends to build on our success in this area over the last two and a half years to deliver another record year in 2004.

I am sure that you will join me in expressing gratitude to all employee members of the Jarden family, without whose essential contribution to the company the achievements over the last year would not have been possible.

Yours sincerely,

Martin E. Franklin

Chairman and
Chief Executive Officer




diamond
PARASOL PICKS
diamond
SANDWICH PICKS
ELEGANCE TOOTHPICKS


diamond
STRIKE ANYWHERE MATCHES
250 COUNT
LARGE KITCHEN MATCHES
diamond
STRIKE ON BOX MATCHES
250 COUNT
LARGE KITCHEN MATCHES


Jelly Making Kit
Fruit
Freezer Jam

Key Statistics

- 2003 Revenue of $257.9 million, 14.2% Operating Margin
- 1,260 employees
- Principal operations in Muncie, Indiana; Cloquet, Minnesota; Macungie, Pennsylvania; Merida, Mexico
- Web Address: www.alltrista.com

Products

We manufacture, market and distribute a broad array of well known, highly regarded branded products used in and around the home, including home canning jars, jar closures, kitchen matches, ergonomically designed lighters, plastic cutlery, a variety of rope, cord and twine, garage and workshop storage hooks and racks, security doors, ornamental fencing, wooden craft products and a complete line of toothpicks, all marketed under a portfolio of highly recognized brand names including Ball®, Bernardin®, Diamond®, Forster®, Kerr®, Lehigh® and Leslie-Locke®.

Distribution

Our leading market positions, both direct and through distribution, provide us access to major retail outlets including grocery stores, mass merchants, warehouse home centers, department stores, value retailers, hardware stores and craft stores. Our customers include leading retailers such as Albertson's, Home Depot, Lowes, Kroger, Michael's Stores, Target and Wal-Mart, among many others.


Kerr®


diamond


BERNARDIN®



2003 Highlights

- We expanded our portfolio of products with the addition of the Diamond®, Forster®, Lady Dianne®, Lehigh® and Leslie Locke® to our branded consumables group during the course of 2003. The addition of these businesses has created cross-selling opportunities and expanded already strong relationships with existing customers.
- The acquisition of the Lehigh business expanded our already diverse branded consumables product line into the growing Do-It-Yourself market by adding rope, cord and twine, garage storage organizers and other home improvement products.
- Diamond® brand kitchen matches and Ball® brand jars have been in continuous use for over 100 years.
- We have been named a category manager for Lowes, Home Depot and Wal-Mart, underscoring our focus on serving the needs of our customers and the end consumer.
- We introduced a variety of new products, including our gourmet layered cookie mixes packaged in a Ball® jar under the White River Farms label. Debuting last fall on QVC, over one million dollars worth of product was sold in one day.
- We accelerated the introduction of new and innovative products, primarily under the Ball® and Diamond® brands, including five fresh-n-fun kits, improved toothpick dispensers, a family of multi-purpose lighters and a Skil® branded multi-purpose work bench.


Ball
®


LEHIGH
Tie in with the Leader


LESLIE
LOCKE ®

CONSUMER SOLUTIONS







Key Statistics

- 2003 Revenue of $215.8 million, 19.7% Operating Margin
- 170 employees
- Principal operations in San Francisco, California
- Web Address: www.tilia.com

Products

Our business is dedicated to providing consumers innovative solutions to specific needs within the home, with a particular emphasis on solving problems in and around the kitchen. Our market-leading product line consists of FoodSaver® brand home vacuum packaging machines, bags and accessories, as well as the recently acquired VillaWare® brand of high-end kitchen products.

Distribution

We sell through a wide array of retailers in North America and a number of distributors in select international markets. Our commitment to sell direct to consumers, superior marketing and retail merchandising and consistent product innovation has resulted in solid relationships with our mass merchant, warehouse club and specialty retail customer base. Key customers include Bed Bath and Beyond, Costco, Kohl's, QVC, Sam's, Target, Wal-Mart and Williams-Sonoma.

VillaWare®


FoodSaver
The Original Home Vacuum Packaging System


Tilia®







2003 Highlights

- We continued our impressive sales growth. FoodSaver® sales increased 12% from 2002 and we launched over 20 new products, more than ever before.
- The acquisition of the VillaWare® business added a high-end brand with distribution into the gourmet and specialty food retail markets.
- We created the home vacuum packaging category at most of our retailers and continue to lead the category by providing innovation and marketing tools to promote FoodSaver® products to consumers.
- We expect that our expansion into channels such as grocery, drug and gourmet specialty stores will continue to drive brand awareness and organic growth. We have a significant number of innovative, patentable new products in development.
- Our sales of FoodSaver® accessories, including a variety of canisters, jar sealers, marinating products, universal lids and bottle stoppers have grown significantly as the installed base of FoodSaver® users increases and consumers continue to actively use the products. Our bags and bag rolls sold for use with FoodSaver® machines represent a recurring revenue source and accounted for an increased percentage of our overall FoodSaver® related sales in 2003 versus 2002 and prior years.
- We expanded the presence of FoodSaver® in Europe and Australia as a part of our strategy to build on the success we have enjoyed in North America. International sales grew in excess of 100%, but still accounted for less than 3% of overall consumer solutions sales.

PLASTIC CONSUMABLES



Key Statistics

- 2003 Revenue of $109.1 million, 8.8% Operating Margin
  (Revenue and operating margin calculations include intercompany sales.)
- 760 employees
- Principal operations in Fort Smith, Arkansas; East Wilton, Maine; Springfield, Missouri; Tupper Lake, New York; Reedsville, Pennsylvania; Greenville, South Carolina; and Christchurch, UK
- Web Address: www.alltristaplastics.com

Products / Distribution

We manufacture, market and distribute a wide variety of state-of-the-art injection molded and thermoformed products as well as a variety of plastic consumer products and consumer product components, including closures, contact lens packaging, plastic cutlery, refrigerator door liners, shotgun shell casings, surgical devices and syringes. Our third-party healthcare and consumer products customers include CIBA Vision, Johnson & Johnson, Monsanto, Ethicon, Scotts Company, Whirlpool and Winchester, among others. Our customers also include Jarden's branded consumables and consumer solutions segments.

2003 Highlights

- We successfully integrated the acquired plastic cutlery businesses while maintaining the highest levels of customer service and minimizing overhead costs.
- In 2003, we expanded our presence in Europe by adding a UK plant to our holdings, allowing us to better service our global customers.
- Initiated in January, our Innovative Solutions engineering and product development group offers our customers superior product development, engineering and design capabilities in addition to a vertically integrated ISO certified manufacturing approach from design to production.
- We were recognized in the industry for our manufacturing excellence as the winner of the distinguished "Processor of the Year" award from the Plastics News, a Crains Communications publication.

OTHER





Key Statistics

- 2003 Revenue of $42.8 million, 12.9% Operating Margin
- 170 employees
- Principal operations in Greeneville, Tennessee
- Web Address: www.allzinc.com

Products / Distribution

We are the largest North American producer of niche products fabricated from solid zinc strip. We are the sole source supplier of copper plated zinc penny blanks to both the United States Mint and the Royal Canadian Mint as well as a supplier of low denomination coinage to other international markets. In addition, we manufacture a line of industrial zinc products marketed globally for use in the plumbing, automotive, electrical component and architectural markets, and the Lifejacket® Cathodic Protection System.

2003 Highlights

- The Lifejacket Cathodic Protection System continues to gain market share both in North America and internationally and is widely recognized as a cost effective means of protecting steel reinforced concrete in marine environments.
- Interest in zinc based coinage continues to grow outside North America with ten countries now considering coin blanks produced by us.
- During 2003 we worked directly with potential customers on a number of innovative new products utilizing zinc, including oil filters and products used in the areas of battery technology and environmental remediation.

Jarden Corporation
Selected Financial Data

The following tables set forth our selected financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The selected financial data set forth below has been derived from our audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as our consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. The results of the acquisitions of the businesses of Tilia International, Inc. and its subsidiaries, Diamond Brands International Inc. and its subsidiaries and Lehigh Consumer Products Corporation and its subsidiaries are included from April 1, 2002, February 1, 2003 and September 2, 2003, respectively.

	For the year ended December 31,				
	2003 (a) (b)	2002 (c) (d)	2001 (e)	2000 (f)	1999 (g)
	(in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$587,381	$367,104	$304,276	$356,123	$356,525
Costs and expenses:					
Cost of sales	362,379	216,629	232,634	274,248	256,201
Selling, general and administrative expenses	131,719	85,366	52,552	56,109	54,923
Restricted stock charge (k)	21,833	—	—	—	—
Goodwill amortization	—	—	5,153	6,404	4,605
Special charges and reorganization expenses (h)	—	—	4,978	380	2,314
Loss (gain) on divestiture of assets and product lines	—	—	122,887	—	(19,678)
Operating earnings (loss)	71,450	65,109	(113,928)	18,982	58,160
Interest expense, net	19,184	12,611	11,791	11,917	8,395
Loss from early extinguishment of debt (i)	—	—	—	—	1,663
Income tax provision (benefit)	20,488	16,189	(40,443)	2,402	18,823
Minority interest in gain (loss) of consolidated subsidiary	—	—	153	(259)	—
Income (loss) from continuing operations	31,778	36,309	(85,429)	4,922	29,279
Loss from discontinued operations	—	—	—	—	(87)
Net income (loss)	$ 31,778	$ 36,309	$ (85,429)	$ 4,922	$ 29,192
Basic earnings (loss) per share (j):					
Income (loss) from continuing operations	$ 1.40	$ 1.73	$ (4.47)	$ 0.26	$ 1.45
Loss from discontinued operations	—	—	—	—	(.01)
	$ 1.40	$ 1.73	$ (4.47)	$ 0.26	$ 1.44
Diluted earnings (loss) per share (j):					
Income (loss) from continuing operations	$ 1.35	$ 1.68	$ (4.47)	$ 0.26	$ 1.43
Loss from discontinued operations	—	—	—	—	(.01)
	$ 1.35	$ 1.68	$ (4.47)	$ 0.26	$ 1.42
Other Financial Data:					
EBITDA (k)	$ 86,495	$ 75,110	$ (95,284)	$ 40,552	$ 74,194
Cash flows from operations (l)	73,798	69,551	39,857	19,144	22,324
Depreciation and amortization	15,045	10,001	18,797	21,311	17,697
Capital expenditures	12,822	9,277	9,707	13,637	16,628

Jarden Corporation
Selected Financial Data (continued)

	As of December 31,				
	2003 (a) (b)	2002 (c) (d)	2001 (e)	2000 (f)	1999 (g)
	(dollars in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$125,400	$ 56,779	$ 6,376	$ 3,303	$ 17,394
Working capital	242,039	101,557	8,035	22,975	54,611
Total assets	759,674	366,765	162,234	310,429	340,364
Total debt	387,382	216,955	84,875	137,060	140,761
Total stockholders' equity	249,905	76,764	35,129	118,221	123,025

(a) 2003 includes a non-cash restricted stock charge of $21.8 million. Adjusting for the non-cash restricted stock charge, the Company's diluted earnings per share for 2003 would have been $1.91. Diluted earnings per share, excluding the non-cash restricted stock charge is a non-GAAP financial measure and it is presented in this Form 10-K because it is a basis upon which our management has assessed its financial performance in 2003. Additionally, the Company's credit agreement has provided for the non-cash restricted stock charge to be excluded in calculations used for determining whether the Company is in compliance with certain credit agreement covenants. This calculation is a measure of the Company's performance that is not required by, or presented in accordance with, GAAP. As such it should not be considered as an alternative to diluted earnings per share in accordance with GAAP. A reconciliation of the calculation of diluted earnings per share, excluding the non-cash restricted stock charge, is presented below.

(b) The results of Diamond Brands and Lehigh are included from February 1, 2003 and September 2, 2003, respectively.

(c) The results of Tilia are included from April 1, 2002.

(d) 2002 includes a net release of a $4.4 million tax valuation allowance. Adjusting for the net release of the valuation allowance, the Company's diluted earnings per share for 2002 would have been $1.48. Diluted earnings per share, excluding the net release of the valuation allowance is a non-GAAP financial measure and it is presented in this Form 10-K because it is a basis upon which our management has assessed its financial performance in 2002. This calculation is a measure of the Company's performance that is not required by, or presented in accordance with, GAAP. As such it should not be considered as an alternative to diluted earnings per share in accordance with GAAP. A reconciliation of the calculation of diluted earnings per share, excluding the net release of the valuation allowance, is presented below.

(e) 2001 includes a $121.1 million pretax loss on the sale of thermoforming assets, a $2.3 million pretax charge associated with corporate restructuring, a $1.4 million pretax loss on the sale of the Company's interest in Microlin, LLC, $2.6 million of pretax separation costs related to the management reorganization, $1.4 million of pretax costs to evaluate strategic options, $1.4 million of pretax costs to exit facilities, a $2.4 million pretax charge for stock option compensation, $4.1 million of pretax income associated with the discharge of deferred compensation obligations and a $1.0 million pretax gain related to an insurance recovery.

(f) 2000 includes $1.6 million of pretax income associated with the reduction in long-term performance-based compensation, $1.4 million in pretax litigation charges, net of recoveries and $0.6 million of pretax costs to evaluate strategic options.

(g) 1999 includes a $19.7 million pretax gain on the sale of the plastic packaging product line and a $2.3 million pretax charge to exit a plastic thermoforming facility.

(h) Special charges and reorganization expenses, net were comprised of costs to evaluate strategic options, discharge of deferred compensation obligations, separation costs for former officers, stock option compensation, corporate restructuring costs, costs to exit facilities, reduction of long-term performance based compensation, litigation charges and items related to our divested thermoforming operations.

(i) Pursuant to our adoption of SFAS No. 145, results for the year ended December 31, 1999 have been restated to give effect to the reclassification of $1.6 million ($1.0 million, net of taxes) arising from the early extinguishment of debt previously presented as an extraordinary item.

(j) All earnings per share amounts have been adjusted to give effect to a 3-for-2 split of our outstanding shares of common stock that was effected during the fourth quarter of 2003.

(k) For the year ended December 31, 2003, EBITDA includes a non-cash restricted stock charge of $21.8 million. For the year ended December 31, 2001, EBITDA includes a $122.9 million loss on divestiture of assets and product lines. EBITDA, a non-GAAP financial measure, is presented in this Form 10-K because the Company's credit facility and senior subordinated notes contain financial and other covenants which are based on or refer to the Company's EBITDA. Additionally, EBITDA is a basis upon which our management assesses financial performance and we believe it is frequently used by securities analysts, investors and other interested parties in measuring the operating performance and creditworthiness of companies with comparable market capitalization to the Company, many of which present EBITDA when reporting their results. Furthermore, EBITDA is one of the factors used to determine the total amount of bonuses available to be awarded to executive officers and other employees. EBITDA is widely used by the Company to evaluate potential acquisition candidates. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Because of these limitations, EBITDA should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with GAAP that are presented in this Form 10-K. A reconciliation of the calculation of EBITDA, is presented below.

(l) For the year ended December 31, 2002, cash flows from operations included $38.6 million of income tax refunds resulting primarily from the 2001 loss on divestiture of assets.

Jarden Corporation
Selected Financial Data (continued)

Reconciliations of non-GAAP Measures

	For the year ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)				
Net income (loss)	$31,778	$36,309	$(85,429)	$ 4,922	$29,192
Add back: non-cash restricted stock charge, net of related tax benefit of $8,559	13,274	—	—	—	—
Less: net release of tax valuation allowance	—	(4,395)	—	—	—
Net income (loss), excluding non-cash restricted stock charge and related tax benefit and net release of tax valuation allowance	$45,052	$31,914	$(85,429)	$ 4,922	$29,192
Diluted earnings per share, excluding non-cash restricted stock charge and related tax benefit and net release of tax valuation allowance	$ 1.91	$ 1.48	$ (4.47)	$ 0.26	$ 1.42
Income (loss) from continuing operations	$31,778	$36,309	$(85,429)	$ 4,922	$29,279
Interest expense, net	19,184	12,611	11,791	11,917	8,395
Income tax provision (benefit)	20,488	16,189	(40,443)	2,402	18,823
Depreciation and amortization	15,045	10,001	18,797	21,311	17,697
EBITDA	$86,495	$75,110	$(95,284)	$40,552	$74,194

Quarterly Stock Prices

The table below sets forth the high and low sales prices of the Company's common stock as reported on the New York Stock Exchange for the periods indicated. All prices have been adjusted to reflect the 3-for-2 stock split that occurred during the fourth quarter of 2003:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
High	$18.83	$21.79	$26.84	$28.79
Low	$14.57	$16.97	$17.67	$23.38
2002				
High	$10.00	$13.31	$18.31	$18.47
Low	$ 5.05	$ 8.83	$12.23	$13.33



The following "Overview" section is a brief summary of the significant issues addressed in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). Investors should read the relevant sections of this MD&A for a complete discussion of the issues summarized below. The entire MD&A should be read in conjunction with the Selected Financial Data and Financial Statements and Supplementary Data appearing elsewhere in this Annual Report.

Overview

We are a leading provider of niche consumer products used in and around the home, under well-known brand names including Ball®, Bernardin®, Crawford®, Diamond®, FoodSaver®, Forster®, Kerr®, Lehigh® and Leslie-Locke®. In North America, we are the market leader in several consumer categories, including plastic cutlery, home canning, home vacuum packaging, kitchen matches, rope, cord and twine and toothpicks. We also manufacture zinc strip and a wide array of plastic products for third party consumer product and medical companies as well as our own businesses.

Results of Operations

- Our net sales increased by $220.3 million or 60.0% over 2002;
- Our operating income increased by $6.3 million or 9.7% over 2002. Such increase was despite a $21.8 million non-cash restricted stock charge in 2003. Excluding this non-cash restricted stock charge our operating earnings increased by $28.2 million or 43.3% over 2002 (see "Non-GAAP Measures" below);
- Our net income decreased by $4.5 million or 12.5% compared to 2002 and our diluted earning per share was $0.33 or 19.6% lower than 2002. Our 2002 results were benefited by a net release of a $4.4 million tax valuation allowance. Absent the 2003 non-cash restricted stock charge of $21.8 million and related tax benefit and the 2002 tax valuation allowance, net income in 2003 would have been $45.1 million or 41.2% higher than net income of $31.9 million in 2002 and diluted earning per share would have been $1.91 in 2003 compared to $1.48 in 2002 (see "Non-GAAP Measures" below); and
- The increases to our net sales and our operating income discussed above, are principally the result of acquisitions we completed in 2003 and 2002, which are described in "Acquisitions and Disposition" Activities below. In addition, on an overall basis we had organic growth in 2003, most notably at our consumer solutions segment where we grew net revenues over 10% on a comparable basis to 2002.

Liquidity and Capital Resources

- We ended 2003 with a stronger balance sheet, as measured by net debt-to-total capitalization, and improved liquidity, as measured by cash and cash equivalents on hand and availability under our debt facility;
- Primarily through a $112.3 million equity offering, as well as our net income for the year we increased total stockholders equity from $76.8 million at December 31, 2002 to $249.9 million at December 31, 2003;
- Cash flow generated from operations was approximately $73.8 million in 2003 compared to $69.6 million in December 31, 2002. The 2002 amount included tax refunds of $38.6 million. Excluding the effect of the 2002 tax refunds, our cash flow from operations in 2003 was $42.8 million higher than 2002; and

- As of December 31, 2003, we had $125.4 million of cash and cash equivalents on hand and $64.9 million of availability under our debt facility. We are actively seeking acquisition opportunities in 2004 and would use such amounts plus cash generated from our operations and, if necessary, additional capital raised through financing activities, to finance any such acquisitions.

We intend the discussion of our financial condition and results of operations, including our acquisition and disposition activities, that follows to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

Acquisitions and Disposition Activities

We have grown through strategic acquisitions of complementary businesses and expanding sales of our existing brands. Our strategy to achieve future growth is to acquire new businesses or brands that complement our existing product portfolio, sustain profitable internal growth and expand our international business.

On September 2, 2003, we acquired all of the issued and outstanding stock of Lehigh Consumer Products Corporation and its subsidiary ("Lehigh" and the "Lehigh Acquisition"). Lehigh is the largest supplier of rope, cord, and twine in the U.S. consumer marketplace and a leader in innovative storage and organization products and workshop accessories for the home and garage as well as in the security screen door and ornamental metal fencing market. The purchase price of the transaction was approximately $157.6 million, including transaction expenses. In addition, the Lehigh Acquisition includes an earn-out provision with a potential payment in cash or our common stock, at our sole discretion, of up to $25 million payable in 2006, provided that certain earnings performance targets are met. Lehigh is included in the branded consumables segment from September 2, 2003.

On February 7, 2003, we completed our acquisition of the business of Diamond Brands International, Inc. and its subsidiaries ("Diamond Brands" and the "Diamond Acquisition"), a manufacturer and distributor of niche household products, including plastic cutlery, clothespins, kitchen matches and toothpicks under the Diamond® and Forster® trademarks. The purchase price of this transaction was approximately $91.5 million, including transaction expenses. The acquired plastic manufacturing operation is included in the plastic consumables segment in 2003 and the acquired wood manufacturing operation and branded product distribution business is included in the branded consumables segment in 2003.

On April 24, 2002, we completed our acquisition of the business of Tilia International, Inc. and its subsidiaries ("Tilia" and the "Tilia Acquisition"). We acquired the business of Tilia for approximately $145 million in cash and $15 million in seller debt financing. In addition, the Tilia Acquisition includes an earn-out provision with a potential payment in cash or our common stock, at our sole discretion, of up to $25 million payable in 2005, provided that certain earnings performance targets are met.

Pro forma financial information relating to the Tilia Acquisition, the Diamond Acquisition and the Lehigh Acquisition has been included in the Consolidated Financial Statements herein.

We also completed two tuck-in acquisitions in 2003. In the fourth quarter of 2003, we completed our acquisition of the VillaWare Manufacturing Company ("VillaWare"). VillaWare's results are included in the consumer solutions segment from October 3, 2003. In the second quarter of 2003, we completed our acquisition of O.W.D., Incorporated and Tupper Lake Plastics, Incorporated (collectively "OWD"). The branded product distribution operation acquired in the OWD acquisition is included in the branded consumables segment from April 1, 2003. The plastic manufacturing operation acquired in the OWD acquisition is included in the plastic consumables segment from April 1, 2003.

The results of VillaWare and OWD did not have a material effect on our results for the year ended December 31, 2003 and are not included in the pro forma financial information presented in Item 8. Financial Statements and Supplementary Data.

Effective November 26, 2001, we sold the assets of our Triangle, TriEnda and Synergy World plastic thermoforming operations ("TPD Assets") to Wilbert, Inc. for $21.0 million in cash, a non-interest bearing one-year note ("Wilbert Note") as well as the assumption of certain identified liabilities. The Wilbert Note of $1.6 million was repaid on November 25, 2002. In connection with this sale, we recorded a pre-tax loss of approximately $121.1 million in 2001. The proceeds from the sale were used to pay down our term debt under a previous credit agreement.

Effective November 1, 2001, we sold our majority interest in Microlin, LLC ("Microlin"), a developer of proprietary battery and fluid delivery technology, for $1,000 in cash plus contingent consideration based upon future performance through December 31, 2012 and the cancellation of future funding requirements. We recorded a pretax loss of $1.4 million in 2001 related to the sale.

Non-GAAP Measures

Net income and diluted earnings per share, excluding a non-cash restricted stock charge and a net release of our tax valuation allowance, are non-GAAP financial measures and they are presented in the "Results of Operations" sections below because these measures form the basis upon which our management has assessed the Company's financial performance in the years presented. Additionally, under our credit agreement the non-cash restricted stock charge is excluded in certain calculations used for determining whether we are in compliance with certain credit agreement covenants. These calculations are measures of our performance that are not required by, or presented in accordance with generally accepted accounting principles in the United States ("GAAP"). As such, these measures should not be considered as alternatives to net income or diluted earnings per share in accordance with GAAP. Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures have been presented within the "Results of Operations" sections below.

Results of Operations — Comparing 2003 to 2002

We reported net sales of $587.4 million in 2003, a 60.0% increase from net sales of 367.1 million in 2002.

In 2003, our branded consumables segment reported net sales of $257.9 million compared to $111.2 million in 2002. This increase of 131.8% was principally the result of the Diamond Acquisition, effective February 1, 2003, and the Lehigh Acquisition, effective September 2, 2003. In addition, the acquisition of OWD in the second quarter of 2003, contributed to this increase. Excluding the effect of acquisitions, net sales for our branded consumables segment in 2003 were comparable to 2002.

Our consumer solutions segment reported net sales of $215.8 million compared to $145.3 million in net sales in 2002. This increase of 48.5% was principally the result of this segment being acquired in April 2002 and, therefore, net sales for 2003 reflect sales for the full year but net sales for 2002 reflect sales for only nine months of the year. Additionally, the acquisition of VillaWare in the fourth quarter of 2003 contributed to this increase. Furthermore, the year-on-year increase is a result of organic U.S. retail and international sales growth of over 10% for this segment in the last three quarters of 2003 compared to the same period in 2002.

In 2003, our plastic consumables segment reported net sales of $109.1 million compared to $70.6 million in 2002. The principal reason for this increase of 54.5% was intercompany sales generated by the addition of the plastic manufacturing business acquired in the Diamond Acquisition. In addition, the intercompany sales resulting from the OWD acquisition in the second quarter of 2003 also contributed to this increase. Excluding intercompany sales, net sales for the plastic consumables segment increased slightly in 2003 due to higher sales volumes with a number of customers, partially offset by the loss of sales to one large customer and a contractual sales price reduction with another large customer.

In 2003, our other segment reported net sales of $42.8 million compared to $41.0 million in 2002. The principal reason for this increase of 4.3% was an increase in sales to a major customer as a result of a contractual change whereby this segment took on the responsibility of purchasing the raw material inventory for the customer.

We reported operating earnings of $71.5 million in 2003 compared to operating earnings of $65.1 million in 2002. This increase of $6.4 million, or 9.7%, occurred despite the 2003 operating earnings being negatively impacted, as a result of a non-cash restricted stock charge of approximately $21.8 million. Excluding this non-cash restricted stock charge, operating earnings would have been $93.3 million in 2003 or $28.2 million higher than 2002. The principal reason for this increase of 43.3%, was that the branded consumables segment's operating earnings increased by $18.5 million from 2002 to 2003, due to the addition of the acquired Diamond Brands and Lehigh product lines, as well as an increase in organic operating earnings due to a favorable home canning sales mix resulting from increased sales of premium products. Also, the operating earnings of the consumer solutions segment increased by $10.9 million, principally due to (i) the acquisition of this business in April 2002; (ii) the acquisition of VillaWare in the fourth quarter of 2003 and (iii) increased organic net sales of over 10% in the final three quarters of 2003 relative to the comparable prior year periods, partially offset by increased litigation costs arising from an action that we are taking against certain competitors who we believe have infringed on our intellectual property. Operating earnings in 2003 for our plastic consumables segment were approximately $0.5 million higher than the same period in the prior year due to the earnings effect from the intercompany sales, partially offset by lower gross margins resulting from the changes in net sales discussed above. Operating earnings in 2003 for our other segment were $0.8 million lower compared to the same period in the prior year due to a greater amount of net sales having lower gross margins principally due to the contractual change with one major customer as discussed above.

Gross margin percentages on a consolidated basis decreased to 38.3% in 2003 from 41.0% in 2002. The primary reason for these lower gross margins is the addition of the relatively lower gross margin Diamond Brands and Lehigh product lines. This effect is partially offset by the benefit of including the higher gross margins of the acquired consumer solutions business for the full year in 2003 but only nine months of the year in 2002.

Selling, general and administrative expenses increased to $131.7 million in 2003 from $85.4 million in 2002, or, as a percentage of net sales, decreased to 22.4% in 2003 from 23.3% in 2002. The increase in dollar terms was principally the result of the acquisitions completed during 2003 and 2002. Also, the selling, general and administrative expenses increased, in part, due to higher marketing expenditures and legal costs. The decrease in percentage terms was principally due to the addition of the Diamond Brands and Lehigh product lines, which have relatively lower selling, general and administrative expenses as a percentage of net sales compared to those of our consumer solutions segment.

During the fourth quarter of 2003, we recorded a non-cash restricted stock charge of approximately $21.8 million relating to the lapsing of restrictions over restricted stock issuances to certain officers. We received a tax deduction for this non-cash restricted stock charge.

Net interest expense increased to $19.2 million in 2003 compared to $12.6 million in 2002. This increase resulted from higher levels of outstanding debt in 2003 compared to the same period in 2002, principally due to (i) the principal on the $150 million of our 9¾% senior subordinated notes ("Notes") issued in connection with the Tilia Acquisition being outstanding for the entire twelve months of 2003 as compared to only nine months of 2002, (ii) the additional respective financings in 2003 in connection with the Diamond Acquisition and the Lehigh Acquisition, and (iii) the issuance of an additional $30 million principal amount of Notes in 2003. Our weighted average interest rate in 2003 of 6.2% was lower than our weighted average interest rate of 7.0% in 2002.

Our effective tax rate in 2003 was 39.2% compared to an effective tax rate of 30.8% in 2002. At December 31, 2001, we had federal net operating losses that were recorded as a deferred tax asset with a valuation allowance of $5.4 million. Due to the impact of the Job Creation Act and the tax refunds that we received as a result, a net $4.4 million of this valuation allowance was released in 2002 resulting in an income tax provision of $16.2 million. Excluding the release of this valuation allowance our effective tax rate would also have been approximately 39.2% in 2002.

Net income in 2003 increased 41% to $45.1 million, or $1.91 per diluted share, excluding the non-cash restricted stock charge and related tax benefit discussed above, compared to net income in 2002 of $31.9 million, or $1.48 per diluted share, which excludes the tax benefit resulting from the net release of the $4.4 million valuation allowance that is also discussed above.

The reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is as follows:

	Year ended December 31,	
	2003	2002
	(in thousands, except per share amounts)	
Net income	$31,778	$36,309
Add back: non-cash restricted stock charge, net of related tax benefit of $8,559	13,274	—
Less: net release of tax valuation allowance	—	(4,395)
Net income, excluding non-cash restricted stock charge and related tax benefit and net release of tax valuation allowance	$45,052	$31,914
Diluted earnings per share, excluding non-cash restricted stock charge and related tax benefit and net release of tax valuation allowance	$ 1.91	$ 1.48

Results of Operations — Comparing 2002 to 2001

We reported net sales of $367.1 million in 2002, an increase of 20.6% from net sales of $304.3 million in 2001. From April 1, 2002 until December 31, 2002, our consumer solutions segment, which consisted of the newly acquired Tilia business, generated net sales of $145.3 million. Our branded consumables segment reported net sales of $111.2 million in 2002 compared to $119.9 million in 2001. Net sales were $8.7 million or 7.3% lower than 2001, principally due to severe drought weather conditions during summer 2002 in the South, Southeast and West Central regions of the United States. Our plastic consumables segment reported net sales of $70.6 million in 2002 compared to $139.9 million in 2001. The principal cause of the $69.3 million decrease was the divestiture of the TPD Assets and Microlin, which accounted for $63.3 million of such change (after adjusting for $1.2 million of intercompany sales to these businesses). The remaining $6.0 million is principally due to lower tooling sales and a contractual sales price reduction to a significant customer. In our other segment, net sales decreased to $41.0 million in 2002 from $45.5 million in 2001, primarily due to a reduction in sales to the United States Mint in connection with its inventory reduction program for all coinage.

We reported operating income of $65.1 million for 2002. These results compare to an operating loss of $113.9 million for 2001, which included special charges and reorganization expenses of $5.0 million and a loss on divestitures of assets and product lines of $122.9 million. All of our segments generated increases in operating income in 2002 from 2001, with the exception of the other segment, which had a small decrease but still maintained a constant operating income percentage of net sales in 2002. From April 1, 2002 until December 31, 2002, our consumer solutions segment, which consists of the acquired Tilia business, generated operating income of $31.7 million. Operating income for our branded consumables and plastic consumables segments increased by $4.7 million and $14.4 million, respectively, in 2002 compared to 2001. The other factors that contributed to these favorable operating income results are discussed in the following two paragraphs.

Gross margin percentages on a consolidated basis increased to 41.0% in 2002 from 23.5% in 2001, reflecting the higher gross margins of the acquired home vacuum packaging business in 2002, the lower gross margins of the disposed TPD Assets and Microlin businesses which were disposed in 2001, a $1.5 million charge for slow moving inventory in the branded consumables segment in 2001 and cost efficiency increases in our plastic consumables segment. These increases were partially offset by lower gross margins in the branded consumables segment caused by the lower sales volume.

Selling, general and administrative expenses increased to $85.4 million in 2002 from $52.6 million in 2001, or, as a percentage of net sales increased to 23.3% in 2002 from 17.3% in 2001. This increase was principally due to the acquisition of the home vacuum packaging business, which accounted for an additional $46.3 million of selling, general and administrative expenses, and because of company-wide increased performance-based compensation expenses related to our strong financial performance in 2002. Partially offsetting this were decreases in selling, general and administrative expenses in our branded consumables, plastic consumables and other segments. Expenses within the branded consumables segment decreased due to lower selling expenses associated with the decrease in net sales discussed above. Expenses within our plastic consumables segment decreased primarily due to the divestiture of TPD Assets and Microlin, which accounted for $11.7 million of this decline, and lower expenses in the remaining business of the segment.

We incurred net special charges and reorganization expenses of $5.0 million in 2001, consisting of $0.8 million in costs to exit facilities, $2.4 million in stock option compensation, $2.3 million in corporate restructuring costs, $2.6 million in separation costs for former executive officers and $1.4 million of costs to evaluate strategic options, partially offset by $4.1 million in pre-tax income related to the discharge of certain deferred compensation obligations and $0.4 million of income for items related to the divested TPD Assets.

As a result of the adoption of SFAS No. 142, we did not record goodwill amortization in 2002. Goodwill amortization of approximately $5.2 million had been recorded in 2001.

Net interest expense in 2002 was $12.6 million compared to $11.8 million for 2001, primarily due to the additional indebtedness assumed pursuant to the Tilia Acquisition, partially offset by the write-off in 2001 of $1.5 million of previously deferred debt issuance costs in November 2001 in conjunction with the amendment to our credit facility effected in connection with the TPD Assets sale. During 2002, we had a lower weighted average interest rate than the prior year, which was more than offset by higher average borrowings outstanding.

Our effective tax rate was 30.8% in 2002 compared to 32.2% in 2001. At December 31, 2001, we had federal net operating losses that were recorded as a deferred tax asset with a valuation allowance of $5.4 million. Due to the impact of the Job Creation Act and the tax refunds that we received as a result, a net $4.4 million of this valuation allowance was released in 2002 resulting in an income tax provision of $16.2 million. Our net income for 2002 would have been $31.9 million or $1.47 diluted earnings per share if this valuation allowance release was excluded as per the reconciliation shown in "Results of Operations – 2003 to 2002" above. Excluding the release of this valuation allowance, our effective tax rate was approximately 39.2% in 2002. The effective tax rate in 2001 was lower than the statutory federal rate due to the valuation allowance described above.

Financial Condition, Liquidity and Capital Resources

2003 Activity

During 2003, the following changes were made to our capital resources:

- we completed a public offering of approximately 4.8 million shares of our common stock at $24.67 per share (stock-split adjusted), the proceeds from which, net of underwriting fees and related expenses, totaled approximately $112.3 million;
- we amended and restated our existing senior credit facility ("Amended Credit Agreement"), which currently provides for a senior credit facility of up to $280 million of senior secured loans, consisting of a $70 million five-year revolving credit facility, a $60 million five-year term loan facility, and a new $150 million five-year term loan facility;
- we issued an additional $30 million of Notes at a price of 106.5% of face value and received gross proceeds of approximately $32.0 million;
- in conjunction with the timing of the issuance of the 9¾% senior subordinated notes, we entered into a $30 million interest rate swap to receive a fixed rate of interest and pay a variable rate of interest based upon London Interbank Offered Rate ("LIBOR");
- we issued an aggregate of 569,700 restricted shares of common stock under our 2003 Stock Incentive Plan;
- approximately $5.2 million in loans to certain officers and accrued interest thereon were repaid in full by those officers with shares of our common stock;
- we entered into a $37 million interest rate swap to receive a floating rate of interest and pay a fixed rate of interest;
- we received $3.2 million of cash proceeds, including $1 million of accrued interest, for unwinding our $75 million interest rate swap and contemporaneously replacing it with a new $75 million interest rate swap; and
- we repaid $10 million of seller debt financing.

Specifically, on September 30, 2003, we completed a public offering ("Offering") of approximately 4.8 million shares of our common stock at $24.67 per share. Proceeds from the Offering, net of underwriting fees and related expenses, totaled approximately $112.3 million. We currently intend to use the net proceeds for general corporate purposes, including, but not limited to, potential future acquisitions and debt repayment. Our Amended Credit Agreement does not require us to prepay debt with any of the net proceeds received from the Offering.

Our Amended Credit Agreement provides for up to $280 million of senior secured loans, consisting of a $70 million revolving credit facility, a $60 million term loan facility, and a newly issued $150 million term loan facility. The new term loan facility bears interest at a rate equal to (i) the Eurodollar Rate (as determined by the Administrative Agent) pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus 50%, plus, in each case, an applicable margin of 2.75% per annum for Eurodollar loans and 1.75% per annum for Base Rate loans. The pricing and principal of the revolving credit facility and the previously existing term loan did not change. The revolving credit facility continues to have a $15 million letters of credit sublimit and a $10 million swing line loans sublimit. On September 2, 2003, we drew down the full amount of the new $150 million term loan facility, which funds were used principally to pay the majority of the cash consideration for the Lehigh Acquisition. Our Amended Credit Agreement matures on April 24, 2008.

The Amended Credit Agreement contains certain restrictions on the conduct of our business, including, among other things restrictions, generally, on:

- incurring debt;
- disposing of certain assets;
- making investments;
- exceeding certain agreed upon capital expenditures;
- creating or suffering liens;
- completing certain mergers;
- consolidations and sales of assets and, with permitted exceptions, acquisitions;
- declaring dividends;
- redeeming or prepaying other debt; and
- certain transactions with affiliates.

The Amended Credit Agreement also includes financial covenants that require us to maintain certain leverage and fixed charge ratios and a minimum net worth.

As of December 31, 2003, we had $199.6 million outstanding under the term loan facilities and no outstanding amounts under the revolving credit facility of the Amended Credit Agreement. As of December 31, 2003, our weighted average interest rate on this outstanding amount was 4.0%. As of December 31, 2003, net availability under the revolving credit facility was approximately $64.9 million, after deducting $5.1 million of issued letters of credit. We are required to pay commitment fees on the unused balance of the revolving credit facility.

On May 8, 2003, we issued an additional $30 million of Notes (bringing to a total $180 million of Notes issued and outstanding, including the 2002 issuance discussed below). The net proceeds of the offering were used to reduce the outstanding revolver balances under our senior credit facility. The Notes were issued at a price of 106.5% of face value and we received approximately $32.0 million in gross proceeds from the issuance. As a result of an exchange offer completed on December 2, 2003, all of the Notes are governed by an indenture, dated as of April 24, 2002, as supplemented ("April 2002 Indenture"). Significant terms of the Notes and the April 2002 Indenture are discussed under "2002 and 2001 Activity".

On May 6, 2003, we entered into a $30 million interest rate swap ("New Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The New Swap is a swap against our Notes.

We record non-cash compensation expense for our issued and outstanding restricted stock either when the restrictions lapse or ratably over time, when the passage of time is the only restriction. During the fourth quarter of 2003, we recorded a non-cash restricted stock charge of approximately $21.8 million related to the lapsing of restrictions over all the restricted stock issuances to Messrs. Martin E. Franklin (our Chairman and Chief Executive Officer), Ian G.H. Ashken (our Vice-Chairman and Chief Financial Officer) and James E. Lillie (our President and Chief Operating Officer), discussed immediately below and in "2002 and 2001 Activity" also below. We will receive a tax deduction for this non-cash restricted stock charge.

During 2003, we issued 375,000, 135,000 and 52,500 shares of restricted stock to Messrs. Franklin, Ashken and Lillie, respectively. We issued these shares under our 2003 Stock Incentive Plan and out of our treasury stock account. During 2003, all of these restricted stock issuances either provided or were amended to provide that the restrictions lapse upon the earlier of (i) a change in control; or (ii) the earlier of our common stock achieving a closing price of $28 (up from $23.33) or us achieving annualized revenues of $800 million. However, if such restrictions were to lapse during a period when Messrs. Franklin, Ashken and Lillie were subject to additional contractual limitations on the sale of securities, the restrictions on such shares would continue until the expiration or waiver of such additional contractual limitations. As discussed above, during the fourth quarter of 2003, all such restrictions lapsed which resulted in a restricted stock charge.

During 2003, we also issued 7,200 shares of restricted stock to certain other employees. The restrictions on these shares will lapse ratably over five years of employment with us.

In January 2002, Messrs. Franklin and Ashken exercised 900,000 and 450,000 non-qualified stock options, respectively, which had been granted under our 2001 Stock Option Plan. These shares were issued out of our treasury stock account. The exercises were accomplished via loans from us under our Executive Loan Program. The principal amounts of the loans were $3.3 million and $1.6 million, respectively, and bore interest at 4.125% per annum. The loans were due on January 23, 2007 and were classified within the stockholders' equity section. The loans could be repaid in cash, shares of our common stock, or a combination thereof. In February 2003, Mr. Ashken surrendered to us shares of our common stock to repay $0.3 million of his loan. On April 29, 2003, Messrs. Franklin and Ashken each surrendered to us shares of our common stock to repay in full all remaining principal amounts and accrued interest owed under their respective loans. We will not make any additional loans under the Executive Loan Program.

Effective April 2, 2003, we entered into an interest rate swap that converted $37 million of floating rate interest payments under our term loan facility for a fixed obligation that carries an interest rate, including applicable margin, of 4.25% per annum. The swap has interest payment dates that are the same as the term loan facility and it matures on September 30, 2004. The swap is considered to be a cash flow hedge and is also considered to be an effective hedge against changes in the fair value of our floating-rate debt obligation for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap are reported as a component of other comprehensive income and will be reclassified into earnings in the same period that the hedged transaction affects earnings.

In March 2003, we unwound a $75 million interest rate swap to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR and contemporaneously entered into a new $75 million interest rate swap ("Second Replacement Swap"). Like the swap that it replaced, the Second Replacement Swap is a swap against our Notes. The Second Replacement Swap has a maturity date that is the same as the Notes. Interest is payable semi-annually in arrears on May 1 and November 1. We have accrued interest on the swap at an effective rate of 6.38%.

In return for unwinding the swap, we received $3.2 million of cash proceeds. Of this amount, approximately $1 million of such proceeds related to accrued interest that was owed to us at such time. The remaining $2.2 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and the unamortized balances are included in our Consolidated Balance Sheet as an increase to the value of the long-term debt. We are exposed to credit loss in the event of non-performance by the other party to the Second Replacement Swap, a large financial institution, however, we do not anticipate non-performance by the other party. The fair market value of our interest rate swaps as of December 31, 2003 was against us in an amount of approximately $2.6 million and is included as a non-current liability in our Consolidated Balance Sheet, with a corresponding offset to long-term debt.

During 2003, we repaid seller debt financing, incurred in connection with the Tilia Acquisition, in the principal amount of $10 million. The remaining seller debt financing consists of a non-interest bearing note in the principal amount of $5 million, bearing interest at 5%, which is due on April 24, 2004.

In January 2003, we filed a shelf registration statement, which was declared effective by the Securities and Exchange Commission on January 31, 2003. This shelf registration statement was intended to facilitate our access to growth capital for future acquisitions and allowed us to sell over time up to $150 million of common stock, preferred stock, warrants, debt securities, or any combination of these securities in one or more separate offerings in amounts, at prices and on terms to be determined at the time of the sale. The equity offering completed in September 2003 and the $30 million of Notes issued in May 2003, were covered by our shelf registration statement and, in the aggregate, constituted the issuance of approximately $150 million in registered securities. Accordingly, no further issuances will be made under this registration statement.

During 2003, we incurred costs in connection with the issuance of the Notes and the Amended Credit Agreement of approximately $5.9 million.

2002 and 2001 Activity

In April 2002, in connection with the Tilia Acquisition we made an offering of $150 million of Notes to qualified institutional buyers in a private placement pursuant to Rule 144A under the Securities Act of 1933. The Notes were issued at a discount such that we received approximately $147.7 million in net proceeds. The Notes are scheduled to mature on May 1, 2012, however, on or after May 1, 2007, we can redeem all or part of the Notes at any time at a redemption price ranging from 100% to 104.875% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Prior to May 1, 2005, we may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds from certain public equity offerings at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Interest on the Notes accrues at the rate of 9.75% per annum and was payable semi-annually in arrears on May 1 and November 1, with the first payment having occurred on November 1, 2002. The April 2002 Indenture governing the Notes also contains certain restrictions on the conduct of our business.

Prior to the new Amended Credit Agreement, we entered into a credit agreement in connection with the Tilia Acquisition ("Old Credit Agreement"). The Old Credit Agreement was scheduled to mature on April 24, 2007. The revolving credit facility and the term loan facility bore interest at a rate equal to (i) the Eurodollar Rate pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus .50%, plus, in each case, an applicable margin ranging from 2.00% to 2.75% for Eurodollar Rate loans and from .75% to 1.5% for Base Rate loans. The Old Credit Agreement contained restrictions on the conduct of our business similar to the Amended Credit Agreement. The Old Credit Agreement was replaced by the Amended Credit Agreement.

Until it was replaced by the Old Credit Agreement on April 24, 2002, our senior credit facility, as amended, provided for a revolving credit facility of $40 million and a term loan which amortized periodically as required by the terms of the agreement. Interest on borrowings under the term loan and the revolving credit facilities were based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also required the payment of commitment fees on the unused balance. During the first quarter of 2002, approximately $38 million of tax refunds we received were used to repay a portion of the outstanding amounts under this credit agreement.

In conjunction with the Notes, on April 24, 2002, we entered into a $75 million interest rate swap ("Initial Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The Initial Swap had a maturity date that was the same as the Notes. Interest was payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The initial effective rate of interest that we established on this swap was 6.05%.

Effective September 12, 2002, we entered into an agreement, whereby we unwound the Initial Swap and contemporaneously entered into a new $75 million interest rate swap ("First Replacement Swap"). The First Replacement Swap had the same terms as the Initial Swap, except that we were required to pay a variable rate of interest based upon 6 month LIBOR in arrears. The spread on this contract was 470 basis points. Based upon this contract, we paid an effective interest rate of 6.32% on November 1, 2002. In return for unwinding the Initial Swap, we received $5.4 million in cash proceeds, of which $1 million related to accrued interest that was owed to us. The remaining $4.4 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and is included in our consolidated balance sheet as an increase to the value of the long-term debt. Such amortization amount offsets the increased effective rate of interest that we pay on the Second Replacement Swap. The First Replacement Swap was superceded by the Second Replacement Swap, as discussed above.

All of our swaps have been and, where applicable, are considered to be effective hedges against changes in the fair value of our fixed-rate debt obligation for both tax and accounting purposes.

During 2002, we issued 150,000 and 60,000 shares of restricted stock to Messrs. Franklin and Ashken, respectively, under our 1998 Long-Term Equity Incentive Plan, as amended and restated, and out of our treasury stock account. During 2003, the restricted stock issuances were amended to provide that the restrictions would lapse upon the same terms as the 2003 restricted stock issuances discussed in "2003 Activity" above. Also, as discussed in "2003 Activity" above, during the fourth quarter of 2003 all such restrictions lapsed and we recorded a restricted stock charge.

During 2002 and 2001, we also issued 5,250 and 1,500, respectively, of shares of restricted stock to certain other employees. The restrictions on these shares will lapse ratably over five years of employment with us.

During 2002, we incurred costs in connection with the issuance of the Notes and the Old Credit Agreement of approximately $7.4 million.

Working Capital

Working capital (defined as current assets less current liabilities) increased to approximately $242.0 million at December 31, 2003, from approximately $101.6 million at December 31, 2002, due primarily to:

- the working capital of our acquired businesses; and
- increased cash on hand amounts caused by the equity offering, our favorable operating results and the new financing relationships discussed above, being only partially offset by amounts used to fund our 2003 acquisitions.

Cash Flows from Operations

Cash flow generated from operations was approximately $73.8 million for the year ended December 31, 2003 compared to $69.6 million for the year ended December 31, 2002. The 2002 amount included tax refunds of $38.6 million. Excluding the effect of the 2002 tax refunds, our cash flow from operations in 2003 was $42.8 million higher than 2002. This increase was principally due to an increase in net income, excluding the non-cash restricted stock charge, of $17.4 million in 2003 compared to 2002 and lower working capital movements in 2003.

Our statement of cash flows is prepared using the indirect method. Under this method, net income is reconciled to cash flows from operating activities by adjusting net income for those items that impact net income but do not result in actual cash receipts or payments during the period. These reconciling items include depreciation and amortization, changes in deferred tax items, non-cash compensation, non-cash interest expense, charges in reserves against accounts receivable and inventory and changes in the balance sheet for working capital from the beginning to the end of the period.

Capital Expenditures

Capital expenditures were $12.8 million in 2003 compared to $9.3 million for 2002 and are largely related to installing a new information system for our consumer solutions segment, maintaining facilities, tooling projects, improving manufacturing efficiencies, other new information systems and a portion of the costs of the installation of new packaging lines for the branded consumables segment. As of December 31, 2003, we had capital expenditure commitments in the aggregate for all our segments of approximately $2.2 million, of which $0.8 million related to the completion of the new packaging lines for the branded consumables segment.

Cash and Financing Availability

We believe that our cash and cash equivalents on hand, cash generated from our operations and our availability under our senior credit facility is adequate to satisfy our working capital and capital expenditure requirements for the foreseeable future. However, we may raise additional capital from time to time to take advantage of favorable conditions in the capital markets or in connection with our corporate development activities.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about our contractual obligations as of December 31, 2003 and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet:

		Payments Due by Period (in millions)			
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 years**
Long-term debt, including scheduled interest payments (1)	$ 531.2	$ 39.7	$ 75.6	$ 188.8	$ 227.1
Operating leases	21.1	7.7	10.5	2.9	—
Unconditional purchase obligations	2.2	2.2	—	—	—
Other non-current obligations	1.3	1.0	0.3	—	—
Total	$ 555.8	$ 50.6	$ 86.4	$ 191.7	$ 227.1

(1) The debt amounts are based on the principal payments that will be due upon their maturity as well as scheduled interest payments. Interest payments on our variable debt have been calculated based on their scheduled payment dates and using the weighted average interest rate on our variable debt as of December 31, 2003. Interest payments on our fixed rate debt are calculated based on their scheduled payment dates. The debt amounts exclude approximately $2.6 million of non-debt balances arising from the interest rate swap transactions described in Item 8. Note 16. Financial Statements and Supplementary Data.

Commercial commitments are items that we could be obligated to pay in the future and are not included in the above table:

- As of December 31, 2003, we had $5.1 million in standby and commercial letters of credit that all expire in 2004;
- In connection with a 2003 acquisition, we may be obligated to make future contingent payments of up to $3.2 million in 2004, provided that certain financial targets are met;
- In connection with the Tilia Acquisition, we may be obligated to pay an earn-out in cash or our common stock of up to $25 million in 2005, provided that certain earnings performance targets are met;
- In connection with the Lehigh Acquisition, we may be obligated to pay an earn-out in cash or our common stock of up to $25 million in 2006, provided that certain earnings performance targets are met; and
- In connection with a contract we have entered into to acquire additional intellectual property, we may be obligated to pay up to $7.5 million between 2004 and 2009, providing certain contractual obligations, including the issuance of patents amongst other things, are satisfied.

These amounts are not required to be included in our Consolidated Balance Sheet.

Off-Balance Sheet Arrangements

As of December 31, 2003, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Developments

On February 24, 2004, we executed a securities purchase agreement to acquire all of the capital stock of Bicycle Holding, Inc. ("BHI"), including its wholly owned subsidiary United States Playing Card

Company ("USPC"), a privately held leading producer and distributor of premium playing cards, including the Bee®, Bicycle®, Aviator® and Hoyle® brands, for approximately $232 million. The transaction is expected to close by the third quarter of 2004, subject to Hart-Scott-Rodino approval, gaming industry related regulatory approvals, BHI shareholder execution and approval and other conditions. USPC is the largest manufacturer and distributor of playing cards, children's card games, collectible tins, puzzles and card accessories for the North American retail market and through its subsidiaries, including USPC, BHI is the largest supplier of premium playing cards to casinos worldwide. It is anticipated that we will purchase not less than 75% of the capital stock of BHI at closing and that the remainder of the capital stock will be purchased according to the terms of a put/call agreement within one year of closing. In addition to the purchase price, the agreement includes an earn-out provision with a total potential payment in cash or our common stock of up to $10 million based on achieving future growth targets. If paid, we expect to capitalize the cost of the earn-out. No assurances can be given that the acquisition of BHI will be consummated or, if such acquisition is consummated, as to the final terms of such acquisition. The foregoing summary description of the purchase agreement, the put/call agreement and the transactions contemplated thereby are not intended to be complete and are qualified in their entirety by the complete texts of the purchase agreement and the put/call agreement.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations, and/or require management's significant judgments and estimates:

Revenue recognition and allowances for product returns

We recognize revenue when title transfers. In most cases, title transfers at the time product is shipped to customers. We allow customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Our revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. We estimate future product returns based upon historical return rates and our judgment. If these estimates do not properly reflect future returns, they could be revised.

Allowance for accounts receivable

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of our customers were to deteriorate or our judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of our customers were to improve or our judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for inventory obsolescence

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected by us, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Intangible assets

We have significant intangible assets on our balance sheet that include goodwill, trademarks and other intangibles fair valued in conjunction with acquisitions. The valuation and classification of these assets and the assignment of amortizable lives involves significant judgments and the use of estimates. The testing of these intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flows, terminal values and discount rates). Our assets are tested and reviewed for impairment on an ongoing basis under the established accounting guidelines. Changes in business conditions could potentially require adjustments to these asset valuations.

Contingencies

We are involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated our Company as a potentially responsible party, along with numerous other companies, for the clean up of several hazardous waste sites. Based on currently available information, we do not believe that the disposition of any of the legal or environmental disputes our Company is currently involved in will require material capital or operating expenditures or will otherwise have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of our Company. It is possible, that as additional information becomes available, the impact on our Company of an adverse determination could have a different effect.

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 145, Recision of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2000. SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. SFAS No. 145 was effective in fiscal 2003 and did not have a material impact on our consolidated financial statements. We conformed to the requirements of SFAS No. 145 in our Item 6. Selected Financial Data disclosure in connection with the early extinguishment of debt that occurred in 1999.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities. The new guidance requires costs associated with exit or disposal activities to be recognized when incurred. Previous guidance required recognition of costs at the date of commitment to an exit or disposal plan. The provisions of the statement were effective for any exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had no impact on our financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified and for hedging relationships designed after June 30, 2003. The adoption of SFAS No.149 did not have a material effect on our present financial condition or results of operations.

Forward-Looking Statements

From time to time, we may make or publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, and similar matters. Such statements are necessarily estimates reflecting management's best judgment based on current information. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phrases such as "believes," "anticipates," "expects," "estimates," "planned," "outlook" and "goal." Because forward-looking statements involve risks and uncertainties, our actual results could differ materially. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking statements.

While it is impossible to identify all such factors, the risks and uncertainties that may affect the operations, performance and results of our business include the following:

- Our significant indebtedness could adversely affect our financial health and prevent us from fulfilling our debt obligations;
- We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control;
- Reductions, cancellations or delays in customer purchases would adversely affect our profitability;
- We may be adversely affected by the financial health of the U.S. retail industry;
- We may be adversely affected by the trend towards retail trade consolidation;
- Sales of some of our products are seasonal and weather related;
- Competition in our industries may hinder our ability to execute our business strategy, sustain profitability, or maintain relationships with existing customers;

- If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired;
- Our operations are subject to a number of Federal, state and local environmental regulations;
- We may be adversely affected by remediation obligations mandated by applicable environmental laws;
- We depend on key personnel;
- Claims made against us based on product liability could have a material adverse effect on our business;
- We enter into contracts with the United States government and other governments;
- Our operating results can be adversely affected by changes in the cost or availability of raw materials;
- We may experience difficulty in integrating acquired businesses, which may interrupt our business operations;
- Our business may be adversely affected by certain of our customers seeking to directly source lower-cost imported products;
- Continuation of the United States penny as a currency denomination;
- Our business could be adversely affected because of risks associated with international operations;
- Our failure to successfully protect our intellectual property rights could have a material adverse effect on our business;
- Terrorist acts or acts of war may cause damage or disruption to Jarden, our suppliers or our customers which could significantly impact our revenue, costs and expenses and financial condition;
- We may be adversely affected by problems that may arise between certain of our vendors, customers, and transportation services that we rely on and their respective labor unions that represent certain of their employees;
- Certain of our employees are represented by labor unions; and
- Any other factors which may be identified from time to time in our periodic Commission filings and other public announcements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement, we do not intend to update forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in commodity prices, foreign currency values, and interest rates that can affect the cost of operating, investing, and financing. The Company's exposures to these risks are low. The Company's plastic consumables business purchases resin from regular commercial sources of supply and, in most cases, multiple sources. The supply and demand for plastic resins is subject to cyclical and other market factors. With many of our external customers, we have the ability to pass through price increases with an increase in our selling price and certain of our external customers purchase the resin used in products we manufacture for them. This pass-through pricing is not applicable to plastic cutlery, which we supply to our branded consumables segment. Plastic cutlery is principally made of polystyrene and for each $0.01 change in the price of polystyrene the material cost in our plastics consumables segment will change by approximately $0.5 million per annum. The Company's zinc business has sales arrangements with a majority of its customers such that sales are priced either based upon supply contracts that provide for fluctuations in the price of zinc to be passed on to the customer or are conducted on a tolling basis whereby customers supply zinc to the Company for processing. Such arrangements as well as the zinc business utilizing forward buy contracts reduce the exposure of this business to changes in the price of zinc.

The Company, from time to time, invests in short-term financial instruments with original maturities usually less than fifty days.

The Company is exposed to short-term interest rate variations with respect to Eurodollar or Base Rate on certain of its term and revolving debt obligations and six month LIBOR in arrears on certain of its interest rate swaps. The spreads on the interest rate swaps range from 523 to 528 basis points. Settlements on the interest rate swaps are made on May 1 and November 1. The Company is exposed to credit loss in the event of non-performance by the other party to its current existing swaps, a large financial institution. However, the Company does not anticipate non-performance by the other party.

Changes in Eurodollar or LIBOR interest rates would affect the earnings of the Company either positively or negatively depending on the direction of the change. Assuming that Eurodollar and LIBOR rates each increased 100 basis points over period end rates on the outstanding term debt and interest rate swaps, the Company's interest expense would have increased by approximately $2.0 million, $0.8 million and $0.5 million for 2003, 2002 and 2001, respectively. The amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment rates, interest rate swaps and estimated cash flow. Actual changes in rates may differ from the assumptions used in computing this exposure.

The Company does not invest or trade in any derivative financial or commodity instruments, nor does it invest in any foreign financial instruments.

Jarden Corporation
Report of Independent Auditors

Board of Directors and Shareholders
Jarden Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Jarden Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jarden Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

New York, New York
January 30, 2004

Jarden Corporation
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year ended December 31,		
	2003	2002	2001
Net sales	$587,381	$367,104	$ 304,276
Costs and expenses:			
Cost of sales	362,379	216,629	232,634
Selling, general and administrative expenses	131,719	85,366	52,552
Restricted stock charge	21,833	—	—
Goodwill amortization	—	—	5,153
Special charges and reorganization expenses	—	—	4,978
Loss on divestitures of assets and product lines	—	—	122,887
Operating earnings (loss)	71,450	65,109	(113,928)
Interest expense, net	19,184	12,611	11,791
Income (loss) before taxes and minority interest	52,266	52,498	(125,719)
Income tax provision (benefit)	20,488	16,189	(40,443)
Minority interest in gain of consolidated subsidiary	—	—	153
Net income (loss)	$ 31,778	$ 36,309	$ (85,429)
Basic earnings (loss) per share:			
Net income (loss)	$ 1.40	$ 1.74	$ (4.48)
Diluted earnings (loss) per share:			
Net income (loss)	$ 1.35	$ 1.68	$ (4.48)
Weighted average shares outstanding:			
Basic	22,663	20,910	19,089
Diluted	23,531	21,588	19,089

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Balance Sheets
(in thousands, except per share amounts)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 125,400	$ 56,779
Accounts receivable, net of allowances of $11,880 and $6,095, respectively	92,777	40,470
Income taxes receivable	913	1,039
Inventories, net	105,573	59,463
Deferred taxes on income	14,071	10,312
Prepaid expenses and other current assets	8,385	4,667
Total current assets	347,119	172,730
Non-current assets:		
Property, plant and equipment, at cost		
Land	2,070	782
Buildings	31,642	25,109
Machinery and equipment	155,111	115,637
	188,823	141,528
Accumulated depreciation	(109,704)	(96,291)
	79,119	45,237
Goodwill	236,413	75,750
Other intangible assets, net	79,413	58,310
Other assets	17,610	14,738
Total assets	$ 759,674	$ 366,765
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$ 17,512	$ 16,117
Accounts payable	34,211	18,466
Accrued salaries, wages and employee benefits	15,879	13,559
Other current liabilities	37,478	23,031
Total current liabilities	105,080	71,173
Non-current liabilities:		
Long-term debt	369,870	200,838
Deferred taxes on income	17,127	6,377
Other non-current liabilities	17,692	11,613
Total non-current liabilities	404,689	218,828
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock ($.01 par value, 50,000 shares authorized, 28,720 and 23,890 shares issued and 27,007 and 21,558 shares outstanding at December 31, 2003 and 2002, respectively)	287	239
Additional paid-in capital	165,056	33,996
Retained earnings	100,811	69,033
Notes receivable for stock purchases	—	(5,109)
Accumulated other comprehensive loss	308	(3,463)
Less: treasury stock (1,713 and 2,332 shares, at cost, at December 31, 2003 and 2002, respectively)	(16,557)	(17,932)
Total stockholders' equity	249,905	76,764
Total liabilities and stockholders' equity	$ 759,674	$ 366,765

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	$ 31,778	$ 36,309	$(85,429)
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation	14,188	9,412	13,427
Amortization	857	589	5,370
Loss on divestitures of assets and product lines	—	—	122,887
Loss on disposal of fixed assets	—	498	402
Special charges and reorganization expenses	—	—	680
Deferred income taxes	6,674	8,039	(27,804)
Deferred employee benefits	988	383	378
Non-cash compensation	21,899	587	—
Write-off of debt issuance and amendment costs	—	198	1,507
Non-cash interest expense	996	1,607	465
Other, net	577	2,227	1,443
Changes in working capital components, net of effects from acquisitions and divestitures:			
Accounts receivable	(16,944)	(12,076)	4,787
Income tax refunds	379	38,578	—
Inventories	4,994	(15,118)	9,338
Accounts payable	6,439	10	794
Accrued salaries, wages and employee benefits	(710)	1,689	2,212
Other current assets and liabilities	1,683	(3,381)	(10,600)
Net cash provided by operating activities	73,798	69,551	39,857
Cash flows from financing activities			
Proceeds from revolving credit borrowings	78,000	25,200	41,050
Payments on revolving credit borrowings	(78,000)	(34,600)	(47,650)
Proceeds from bond issuance	31,950	147,654	—
Payments on long-term debt	(7,941)	(77,975)	(45,585)
Payment on seller note	(10,000)	—	—
Debt issue and amendment costs	(5,913)	(7,467)	(867)
Proceeds from issuance of senior debt	160,000	50,000	—
Proceeds from recouponing of interest rate swap	2,231	4,400	—
Proceeds from issuance of common stock, net of underwriting fees and related expenses	112,258	—	—
Other	2,211	4,335	815
Net cash provided by (used in) financing activities	284,796	111,547	(52,237)
Cash flows from investing activities			
Additions to property, plant and equipment	(12,822)	(9,277)	(9,707)
Insurance proceeds from property casualty	—	—	1,535
Acquisitions of businesses, net of cash acquired of $6,685 and $28,374 in 2003 and 2002, respectively	(277,259)	(121,065)	—
Purchase of intangible assets	—	(2,000)	—
Proceeds from divestitures of assets and product lines	—	1,600	21,001
Proceeds from the surrender of insurance contracts	—	—	6,706
Loans to former officers	—	—	(4,059)
Other, net	108	47	(23)
Net cash (used in) provided by investing activities	(289,973)	(130,695)	15,453
Net increase in cash	68,621	50,403	3,073
Cash and cash equivalents, beginning of year	56,779	6,376	3,303
Cash and cash equivalents, end of year	$ 125,400	$ 56,779	$ 6,376

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation

Consolidated Statements of Changes in Stockholders' Equity

(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Loans Receivable	Accumulated Other Comprehensive Loss		
	Shares	Amount	Shares	Amount				Cumulative Translation Adjustment	Interest Rate Swaps	Minimum Pension Liability
Balance, December 31, 2000	23,890	$ 40,017	(4,866)	$(38,971)	$ —	$118,153	$ —	$ (978)	$ —	$ —
Net loss	—	—	—	—	—	(85,429)	—	—	—	—
Stock options exercised and stock plan purchases	201	929	—	—	—	—	—	—	—	—
Shares reissued from treasury	(201)	(1,515)	201	1,515	—	—	—	—	—	—
Shares tendered for stock options and taxes	—	—	(30)	(130)	—	—	—	—	—	—
Stock option compensation	—	2,422	—	—	—	—	—	—	—	—
Restatement of par value of common stock associated with the reincorporation in Delaware	—	(41,614)	—	—	41,614	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	(424)	—	—
Translation adjustment recorded to net income due to liquidation of investment in foreign subsidiary	—	—	—	—	—	—	—	461	—	—
Interest rate swap unrealized loss	—	—	—	—	—	—	—	—	(524)	—
Minimum pension liability	—	—	—	—	—	—	—	—	—	(397)
Balance, December 31, 2001	23,890	239	(4,695)	(37,586)	41,614	32,724	—	(941)	(524)	(397)
Net income	—	—	—	—	—	36,309	—	—	—	—
Stock options exercised and stock plan purchases	2,324	—	—	—	9,261	—	—	—	—	—
Shares issued for non-cash compensation	45	—	—	—	587	—	—	—	—	—
Shares reissued from treasury	(2,369)	—	2,369	19,742	(19,742)	—	—	—	—	—
Shares tendered for stock options and taxes	—	—	(6)	(88)	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	191	—	—
Tax benefit related to stock option exercises	—	—	—	—	2,276	—	—	—	—	—
Loans to executive officers and accrued interest thereon	—	—	—	—	—	—	(5,109)	—	—	—
Interest rate swap maturity	—	—	—	—	—	—	—	—	524	—
Minimum pension liability	—	—	—	—	—	—	—	—	—	(2,316)
Balance, December 31, 2002	23,890	239	(2,332)	(17,932)	33,996	69,033	(5,109)	(750)	—	(2,713)
Net income	—	—	—	—	—	31,778	—	—	—	—
Proceeds from issuance of common stock	4,830	48	—	—	112,210	—	—	—	—	—
Stock options exercised and stock plan purchases	623	—	—	—	2,270	—	—	—	—	—
Shares reissued from treasury	(884)	—	884	6,610	(6,610)	—	—	—	—	—
Shares tendered for stock options and taxes	—	—	(4)	(60)	—	—	—	—	—	—
Non-cash compensation charges	—	—	—	—	21,899	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	4,009	—	—
Tax benefit related to stock option exercises	—	—	—	—	1,291	—	—	—	—	—
Repayment of executive officers loans and accrued interest	261	—	(261)	(5,175)	—	—	5,109	—	—	—
Interest rate swap unrealized loss	—	—	—	—	—	—	—	—	(57)	—
Minimum pension liability	—	—	—	—	—	—	—	—	—	(181)
Balance, December 31, 2003	28,720	$ 287	(1,713)	$(16,557)	$165,056	$100,811	$ —	$3,259	$ (57)	$(2,894)

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Comprehensive Income
(in thousands)

	Year ended December 31,		
	2003	2002	2001
Net income (loss)	$ 31,778	$ 36,309	$(85,429)
Foreign currency translation:			
Translation adjustment during period	4,009	191	(424)
Translation adjustment recorded to net income (loss) due to liquidation of investment in foreign subsidiary	—	—	461
Interest rate swap unrealized gain (loss):			
Transition adjustment	—	—	45
Change during period	(57)	—	(569)
Maturity of interest rate swap	—	524	—
Minimum pension liability	(181)	(2,316)	(397)
Comprehensive income (loss)	$ 35,549	$ 34,708	$(86,313)

The accompanying notes are an integral part of the consolidated financial statements.

1. Significant Accounting Policies

Basis of Presentation

The Company is a leading provider of niche consumer products used in and around the home, under well-known brand names including Ball®, Bernardin®, Crawford®, Diamond®, FoodSaver®, Forster®, Kerr®, Lehigh® and Leslie-Locke®. The Company's products include, amongst others, clothespins, home canning, home vacuum packaging, kitchen matches, plastic cutlery, rope, cord and twine and toothpicks. The Company also manufactures zinc strip and a wide array of plastic products for third party consumer product and medical companies, as well as its own businesses. See Business Segment Information (Note 5).

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Jarden Corporation and its subsidiaries ("Company"). All significant intercompany transactions and balances have been eliminated upon consolidation.

On a stand alone basis, without the consolidation of its subsidiaries, the Company has no independent assets or operations. The guarantees by its subsidiaries of the 9¾% senior subordinated notes ("Notes"), which are discussed in Note 9, are full and unconditional and joint and several. The subsidiaries that are not guarantors of the Notes are minor. There are no significant restrictions on the Company's or the guarantors' ability to obtain funds from their respective subsidiaries by dividend or loan.

All earnings per share amounts and number of shares outstanding have been retroactively adjusted to give effect to a 3-for-2 split of the Company's common stock that was effected in the fourth quarter of 2003.

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income (loss).

Use of Estimates

Preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when title transfers. In most cases, title transfers at the time product is shipped to customers. The Company allows customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company estimates future product returns based upon historical return rates and its judgment.

Freight Costs

Freight costs on goods shipped to customers are included in Cost of Sales in the Consolidated Statements of Operations.

Prepaid Media and Advertising Costs

Direct advertising costs (primarily media expenses) related to infomercial sales are recorded as prepaid assets when paid in advance. The expense is recognized when the infomercial is aired. All production expenses related to the infomercials are expensed upon first showing of the infomercial. The Company's other advertising costs, consisting primarily of ad demo and cooperative advertising, media placement and promotions are expensed as incurred. The Company incurred advertising costs in the approximate amounts of $25.9 million, $17.8 million and $1.0 million for the years 2003, 2002 and 2001, respectively. Amounts of $0.5 million and $0.4 million were included in the Company's Prepaid Expenses and Other Current Assets in the Consolidated Balance Sheet as of December 31, 2003 and 2002, respectively.

Cash and Cash Equivalents

Cash equivalents include financial investments with a maturity of three months or less when purchased.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of the assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest cost.

Depreciation

Depreciation is calculated on the straight-line basis in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings — 30 to 50 years; machinery and equipment — 3 to 20 years).

Intangible Assets

Intangible assets consist principally of goodwill and intangible assets recorded in connection with brand names and manufacturing processes expertise. Goodwill represents the excess of the purchase prices of acquired businesses over the estimated fair values of the net assets acquired. The Company's goodwill and intangible assets that are deemed to have indefinite lives are no longer amortized under current accounting guidance but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives and are evaluated for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest costs. If facts or circumstances suggest that the Company's intangible assets are impaired, the Company assesses the fair value of the intangible assets and reduces them to an amount that results in book value approximating fair value.

Taxes on Income

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2001, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2003 and 2002 (see Note 10).

Fair Value and Credit Risk of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's senior subordinated notes was determined based on quoted market prices (see Note 9). The fair market value of the Company's other long-term debt was estimated using rates currently available to the Company for debt with similar terms and maturities (see Note 9).

The Company enters into interest rate swaps to manage interest rate exposures. The Company designates the interest rate swaps as hedges of underlying debt. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments (see Note 16).

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

Stock Options

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As allowed for by both SFAS No. 148 and SFAS No. 123, the Company accounts for the issuance of stock options using the intrinsic value method in accordance with Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Generally for the Company's stock option plans, no compensation cost is recognized in the Consolidated Statements of Operations because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under the Company's 2001 Stock Option Plan, however, the Company did recognize a one-time charge of compensation cost in 2001 because stockholder approval of the plan was required subsequent to the grant date (see Note 12).

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated:

	Year Ended December 31,		
	2003	2002	2001
	(in thousands, except per share amounts)		
Net income (loss), as reported	$ 31,778	$ 36,309	$(85,429)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,032	1,037	295
Pro forma net income (loss)	$ 29,746	$ 35,272	$(85,724)
Basic earnings (loss) per share:			
As reported	$ 1.40	$ 1.74	$ (4.48)
Pro forma	1.31	1.69	(4.49)
Diluted earnings (loss) per share:			
As reported	$ 1.35	$ 1.68	$ (4.48)
Pro forma	1.26	1.63	(4.49)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: no dividend yield for all years, expected volatility of 37, 44 and 37 percent, risk-free interest rates of 1.6, 2.0 and 4.8 percent and expected lives of 7.6, 7.5 and 7.5 years. The average fair value of each option granted in 2003, 2002 and 2001 was $9.11, $6.19 and $1.93, respectively.

2. Adoption of New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Recision of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2000. SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. SFAS No. 145 was effective for the Company beginning in fiscal 2003. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities. The new guidance requires costs associated with exit or disposal activities to be recognized when incurred. Previous guidance required recognition of costs at the date of commitment to an exit or disposal plan. The provisions of the statement were effective for any exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have an impact on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified and for hedging relationships designed after June 30, 2003. The adoption of SFAS No.149 did not have a material effect on the Company's present financial condition or results of operations.

3. Acquisitions and Divestitures

On September 2, 2003, the Company acquired all of the issued and outstanding stock of Lehigh Consumer Products Corporation and its subsidiary ("Lehigh" and the "Lehigh Acquisition"). Lehigh is the largest supplier of rope, cord and twine for the U.S. consumer marketplace and a leader in innovative storage and organization products and workshop accessories for the home and garage as well as in the security screen door and ornamental metal fencing market. The purchase price of the transaction was approximately $157.6 million, including transaction expenses, and was principally funded by a draw down under the Company's amended and restated senior credit facility ("Amended Credit Agreement") (see Note 9). In addition, the Lehigh Acquisition includes an earn-out provision with a potential payment in cash or Company common stock, at the Company's sole discretion, of up to $25 million payable in 2006, provided that certain earnings performance targets are met. If paid, the Company expects to capitalize the cost of the earn-out. Lehigh is included in the branded consumables segment from September 2, 2003 (see Note 5).

On February 7, 2003, the Company completed its acquisition of the business of Diamond Brands International, Inc. and its subsidiaries ("Diamond Brands" and the "Diamond Acquisition'), a manufacturer and distributor of niche household products, including clothespins, kitchen matches, plastic cutlery and toothpicks under the Diamond® and Forster® trademarks. The purchase price of this transaction was approximately $91.5 million, including transaction expenses. The Company used cash on hand and draw downs under its debt facilities to finance the transaction. The acquired plastic manufacturing operation is included in the plastic consumables segment in 2003 and the acquired wood manufacturing operation and branded product distribution business is included in the branded consumables segment in 2003 (see Note 5).

On April 24, 2002, the Company completed its acquisition of the business of Tilia International, Inc. and its subsidiaries ("Tilia" and the "Tilia Acquisition"). Pursuant to the Tilia Acquisition, the Company acquired Tilia for approximately $145 million in cash and $15 million in seller debt financing. In addition, the Tilia Acquisition includes an earn-out provision with a potential payment in cash or Company common stock, at the Company's sole discretion, of up to $25 million payable in 2005, provided that certain earnings performance targets are met. If paid, the Company expects to capitalize the cost of the earn-out.

The Lehigh Acquisition, the Diamond Acquisition and the Tilia Acquisition were all entered into as part of the Company's strategy of acquiring branded consumer products businesses with leading market positions in niche markets for products used in and around the home, attractive operating margins and strong management. The results of Lehigh, Diamond Brands, and Tilia have been included in the Company's results from September 2, 2003, February 1, 2003 and April 1, 2002, respectively.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the effective dates of acquisition:

	Tilia (April 1, 2002)	Diamond Brands (Feb. 1, 2003)	Lehigh (Sept. 2, 2003)	Total
		(in millions)		
Current assets	$ 65.1	$ 24.7	$ 47.1	$ 136.9
Property, plant and equipment	2.4	20.5	8.7	31.6
Trademark	50.9	13.8	3.4	68.1
Other intangibles	5.5	—	—	5.5
Total assets acquired	123.9	59.0	59.2	242.1
Current liabilities	(19.3)	(9.2)	(9.8)	(38.3)
Long-term liabilities	(0.7)	(0.9)	—	(1.6)
Total liabilities assumed	(20.0)	(10.1)	(9.8)	(39.9)
Net assets acquired	103.9	48.9	49.4	202.2
Purchase price	163.3	91.5	157.6	412.4
Goodwill recorded	$ 59.4	$ 42.6	$ 108.2	$ 210.2

Certain working capital balances recorded in connection with the Diamond Acquisition and the Lehigh Acquisition are preliminary and when finalized within one year of the respective dates of acquisition may result in changes to the intangible balances shown above.

In the fourth quarter of 2003, the Company completed its acquisition of the VillaWare Manufacturing Company ("VillaWare"). VillaWare's results are included in the consumer solutions segment from October 3, 2003. In the second quarter of 2003, the Company completed its acquisition of O.W.D., Incorporated and Tupper Lake Plastics, Incorporated (collectively "OWD"). The branded product distribution operation acquired in the OWD acquisition is included in the branded consumables segment from April 1, 2003. The plastic manufacturing operation acquired in the OWD acquisition is included in the plastic consumables segment from April 1, 2003.

The results of VillaWare and OWD did not have a material effect on the Company's results for the year ended December 31, 2003 and are therefore not included in the proforma financial information presented herein. The aggregate amount of goodwill acquired in connection with the acquisitions of VillaWare and OWD was $12.3 million.

The goodwill and other intangibles amounts recorded in connection with the Company's acquisitions are discussed in detail in Note 8.

Effective November 26, 2001, the Company sold the assets of its Triangle, TriEnda and Synergy World plastic thermoforming operations ("TPD Assets") to Wilbert, Inc. for $21 million in cash, a $1.9 million noninterest bearing one-year note ("Wilbert Note") as well as the assumption of certain identified liabilities. The Company recorded charges of $0.1 million and $0.2 million in 2002 and 2001, respectively, to reduce the carrying amount of the Wilbert Note based upon purchase adjustments. The residual carrying amount on the Wilbert Note of $1.6 million was repaid on November 25, 2002. In connection with this sale, the Company recorded a pre-tax loss of $121.1 million in 2001. The amount of goodwill included in the loss on the sale was $82.0 million. The proceeds from the sale were used to pay down the Company's term debt under a former credit agreement (see Note 9).

Effective November 1, 2001, the Company sold its majority interest in Microlin, LLC ("Microlin"), for $1,000 in cash plus contingent consideration based upon future performance through December 31, 2012 and the cancellation of future funding requirements. The Company recorded a pretax loss of $1.4 million in 2001 related to the sale.

4. Pro Forma Financial Information

The following unaudited pro forma financial information gives pro forma effect to the Tilia Acquisition, the Diamond Acquisition and the Lehigh Acquisition (as described in Note 3 above) with the related financings as if they had been consummated as of the beginning of the earliest period presented. The unaudited pro forma financial information presented does not exclude the $21.8 million non-cash restricted stock charge and related tax benefit recorded in 2003 or the net $4.4 million income tax valuation allowance released in 2002:

	Year Ended December 31,	
	2003	2002
	(in thousands, except per share data)	
Net sales	$684,876	$635,361
Operating income	86,696	104,777
Net income	37,898	52,085
Diluted earnings per share	$ 1.61	$ 2.41

5. Business Segment Information

The Company reports four business segments: branded consumables, consumer solutions, plastic consumables and other.

In the branded consumables segment, the Company markets, distributes and in certain cases manufactures a broad line of branded products that includes clothespins, craft items, food preparation kits, home canning jars, jar closures, kitchen matches, plastic cutlery, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories marketed under the Ball®, Bernardin®, Crawford®, Diamond®, Forster®, Kerr®, Lehigh® and Leslie-Locke® brand names. As discussed in Note 3, the Diamond Brands wood manufacturing operation and branded product distribution business and the Lehigh home improvement business have been included in the branded consumables segment effective February 1, 2003 and September 2, 2003, respectively. In the consumer solutions segment, which was created upon the acquisition of Tilia in April 2002, the Company sources, markets and distributes an array of innovative kitchen products under the market leading FoodSaver® brand name, as well as the VillaWare® brand name. The plastic consumables segment manufactures, markets and distributes a wide variety of consumer and medical plastic products, including products used by the Company's branded consumables segment (plastic cutlery) and consumer solutions segment (containers). As discussed in Note 3, the Diamond Brands plastic manufacturing operation is included in the plastic consumables segment effective February 1, 2003. The other segment is primarily a producer of zinc strip.

Net sales, operating earnings (loss), capital expenditures, depreciation and amortization, and assets employed in operations by segment are summarized as follows:

	Year Ended December 31,		
	2003	2002	2001
		(in thousands)	
Net sales:			
Branded consumables (1)	$ 257,869	$ 111,240	$ 119,942
Consumer solutions (2)	215,847	145,316	—
Plastic consumables (3), (4)	109,056	70,578	139,912
Other	42,802	41,034	45,525
Intercompany (7)	(38,193)	(1,064)	(1,103)
Total net sales	$ 587,381	$ 367,104	$ 304,276
Operating earnings (loss):			
Branded consumables (1)	$ 36,521	$ 17,984	$ 13,291
Consumer solutions (2)	42,550	31,672	—
Plastic consumables (3), (4)	9,551	9,088	(5,274)
Other	5,531	6,366	7,075
Intercompany	(870)	(1)	13
Unallocated corporate expenses (5)	(21,833)	—	(6,146)
Loss on divestitures of assets	—	—	(122,887)
Total operating income (loss)	71,450	65,109	(113,928)
Interest expense, net	19,184	12,611	11,791
Income (loss) before taxes and minority interest	$ 52,266	$ 52,498	$(125,719)
Capital expenditures:			
Branded consumables (1)	$ 4,074	$ 3,547	$ 633
Consumer solutions (2)	4,598	1,008	—
Plastic consumables (3), (4)	2,484	3,392	8,537
Other	924	585	530
Corporate (6)	742	745	7
Total capital expenditures	$ 12,822	$ 9,277	$ 9,707
Depreciation and amortization:			
Branded consumables (1)	$ 3,673	$ 1,878	$ 3,202
Consumer solutions (2)	2,278	1,382	—
Plastic consumables (3), (4)	6,859	4,435	12,947
Other	2,133	2,222	2,448
Corporate (6)	102	84	200
Total depreciation and amortization	$ 15,045	$ 10,001	$ 18,797

	As of December 31,	
	2003	2002
Assets employed in operations:		
Branded consumables (1)	$ 310,451	$ 61,093
Consumer solutions (2)	216,289	184,180
Plastic consumables (3), (4)	62,623	39,551
Other	13,867	14,573
Corporate (6)	156,444	67,368
Total assets	$ 759,674	$ 366,765

(1) The Lehigh business and the Diamond Brands wood manufacturing operation and branded product distribution business are included in the branded consumables segment effective September 2, 2003 and February 1, 2003, respectively.
(2) The consumer solutions segment was created upon the purchase of Tilia, effective April 1, 2002.
(3) The Diamond Brands plastic manufacturing operation is included in the plastic consumables segment effective February 1, 2003.
(4) Effective November 26, 2001 and November 1, 2001, the Company sold the TPD Assets and Microlin, respectively.
(5) Unallocated corporate expenses in 2003 is comprised of a $21.8 million non-cash restricted stock charge and in 2001 are comprised primarily of special charges and reorganization expenses.
(6) Corporate assets primarily include cash and cash equivalents, amounts relating to benefit plans, deferred tax assets and corporate facilities and equipment.
(7) Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.

Within the branded consumables segment are three product lines: kitchen products, home improvement products, and other specialty products. Kitchen products include home canning and accessories, plastic cutlery, straws, toothpicks, food preparation kits and kitchen matches. Net sales of kitchen products were $194.4 million, $109.1 million and $116.6 million for 2003, 2002 and 2001, respectively. Home improvement products include rope, cord and twine, storage and organizational products for the home and garage and security door and fencing products. Net sales of home improvement products were $41.0 million for 2003. There were no home improvement product sales in 2002 or 2001. Other specialty products include institutional plastic cutlery and sticks, book and advertising matches, craft items, laundry care products, lighters and fire starters and other commercial products. Net sales of other specialty products were $22.5 million, $2.1 million and $3.4 million for 2003, 2002 and 2001, respectively.

One of the Company's customers accounted for 19.7% and 18.7% of its 2003 and 2002 net revenues, respectively.

The Company's major customers are located within North America. Net sales of the Company's products in Canada and Mexico were $26.9 million, $29.2 million and $29.7 million in 2003, 2002 and 2001, respectively. Net sales and long-lived assets located outside North America are not material.

6. Special Charges and Reorganization Expenses

The Company incurred net special charges and reorganization expenses of $5.0 million for 2001. No charges were incurred in 2003 or 2002. This amount is comprised of the following (in millions):

	Year Ended December 31, 2001
	(in millions)
Costs to evaluate strategic options	$ 1.4
Discharge of deferred compensation obligations	(4.1)
Separation costs for former officers	2.6
Stock option compensation	2.4
Corporate restructuring costs	2.3
Costs to exit facilities	0.8
Items related to divested thermoforming operations	(0.4)
	$ 5.0

During 2001, certain former officers and participants in the Company's deferred compensation plans agreed to forego balances in those plans in exchange for loans from the Company in the same amounts. The loans, which were completed during 2001, bear interest at the applicable federal rate and require the individuals to secure a life insurance policy having the death benefit equivalent to the amount of the loan payable to the Company. All accrued interest and principal on the loans are payable upon the death of the participant and their spouse. The Company recognized $4.1 million of pre-tax income during 2001 related to the discharge of the deferred compensation obligations.

On September 25, 2001, the Company announced the departure from the Company of Thomas B. Clark, Chairman, President and Chief Executive Officer, and Kevin D. Bower, Senior Vice President and Chief Financial Officer. The Board announced the appointment of Martin E. Franklin as Chairman and Chief Executive Officer and Ian G.H. Ashken as Vice Chairman, Chief Financial Officer and Secretary. Separation costs associated with this management reorganization were approximately $2.6 million.

During September 2001, options were granted to participants under the Company's 2001 Stock Option Plan. Because the options granted under this new plan were still subject to stockholder approval at the time of grant, the options resulted in a one-time charge of $2.4 million which was recorded in the fourth quarter of 2001 (see Note 12) following stockholder approval of the 2001 Stock Option Plan on December 18, 2001.

During the fourth quarter of 2001, the Company incurred corporate restructuring costs in the amount of $2.3 million. These include costs related to the transitioning of the corporate office function from Indianapolis, Indiana to Rye, New York and Muncie, Indiana, costs to reincorporate in Delaware and to hold a special meeting of stockholders, and other costs including professional fees. Of this amount $0 and $0.6 million remained unpaid as of December 31, 2003 and 2002, respectively.

In August 2001, the Company announced that it would be consolidating its home canning metal closure production from its Bernardin Ltd. Toronto, Ontario facility into its Muncie, Indiana manufacturing operation. The total cost to exit the Toronto facility was $0.8 million and included a $0.3 million loss on the sale and disposal of equipment, and $0.5 million of employee severance costs, of which $0.4 million was paid in 2001. The remaining $0.1 million was paid in 2002. The Company continues to distribute its home canning products in Canada through Bernardin, Ltd.

During 2001, items recognized related to the divested TPD Assets included a pre-tax gain of $1.0 million in connection with an insurance recovery associated with a property casualty. Also in August 2001, the Company announced that it had vacated its former TPD Assets facility in Independence, Iowa and integrated personnel and capabilities into its other operating and distribution facilities in the area. The total cost to exit this Iowa facility was $0.6 million and included $0.4 million in future lease obligations and an additional $0.2 million of costs related to the leased facility.

7. Inventories

Inventories were comprised of the following:

	As of December 31,	
	2003	2002
	(in thousands)	
Raw materials and supplies	$ 15,254	$ 6,562
Work in process	6,653	7,300
Finished goods	83,666	45,601
Total inventories	$105,573	$59,463

8. Intangibles

As of December 31, 2003 and 2002, the Company had recorded the following amounts for intangible assets:

	Branded Consumables	Consumer Solutions	Total
		(in millions)	
2003			
Intangible assets not subject to amortization:			
Goodwill	$ 167.3	$ 69.1	$ 236.4
Trademarks	18.9	55.9	74.8
Intangible assets not subject to amortization	186.2	125.0	311.2
Intangible assets subject to amortization:			
Manufacturing processes and expertise	—	6.0	6.0
Accumulated amortization	—	(1.4)	(1.4)
Net amount of intangible assets subject to amortization	—	4.6	4.6
Total goodwill and other intangible assets	$ 186.2	$ 129.6	$ 315.8
2002			
Intangible assets not subject to amortization:			
Goodwill	$ 15.5	$ 60.3	$ 75.8
Trademarks	—	52.9	52.9
Intangible assets not subject to amortization	15.5	113.2	128.7
Intangible assets subject to amortization:			
Manufacturing processes and expertise	—	6.0	6.0
Accumulated amortization	—	(0.6)	(0.6)
Net amount of intangible assets subject to amortization	—	5.4	5.4
Total goodwill and other intangible assets	$ 15.5	$ 118.6	$ 134.1

The only intangible assets which have a definitive life and are currently subject to amortization are the manufacturing processes and expertise, which are being amortized over a period of 7-8 years. Amortization for the manufacturing processes and expertise in the aggregate amounts of $0.8 million and $0.6 million were recorded in 2003 and 2002, respectively, and are included in Selling, General and Administrative expenses in the Consolidated Statements of Operations.

The estimated intangible assets amortization expense, including estimated amortization on future contracted intangible asset purchases not included in the table above, for each of the five succeeding fiscal years is as follows: $1.0 million in 2004; $1.1 million in 2005; $1.2 million in 2006; $1.2 million in 2007 and $1.3 million in 2008.

A portion of the Company's goodwill relating to the Tilia Acquisition is recorded on a Canadian subsidiary's books. Due to the effect of foreign currency translations the amount of goodwill recorded increased by approximately $3.1 million and $0.2 million in 2003 and 2002, respectively.

The goodwill and other intangible assets recorded by the Company are fully deductible for income tax purposes.

As a result of the adoption of SFAS No. 142 in 2002, the Company did not record goodwill amortization. No impairment losses were required in 2003 or 2002. The Company recorded goodwill amortization of approximately $5.2 million in 2001. In 2001 goodwill amortization of $4.0 million related to entities that were disposed of in 2001, which had been included in the plastic consumables segment. The remaining goodwill amortization for the 2001 period related to the branded consumables segment.

Net income (loss) and earnings (loss) per share amounts on an adjusted basis to reflect the add back of goodwill amortization would be as follows:

	Year Ended December 31,		
	2003	2002	2001
	(in thousands, except per share amounts)		
Reported net income (loss)	$ 31,778	$ 36,309	$(85,429)
Add back: goodwill amortization (net of tax expense of $0, $0 and $2,020, respectively)	—	—	3,133
Adjusted net income (loss)	$ 31,778	$ 36,309	$(82,296)
Basic earnings (loss) per share:			
Reported net income (loss)	$ 1.40	$ 1.74	$ (4.48)
Goodwill amortization	—	—	0.16
Adjusted net income (loss)	$ 1.40	$ 1.74	$ (4.32)
Diluted earnings (loss) per share:			
Reported net income (loss)	$ 1.35	$ 1.68	$ (4.48)
Goodwill amortization	—	—	0.16
Adjusted net income (loss)	$ 1.35	$ 1.68	$ (4.32)

9. Debt and Interest

Debt was comprised of the following:

	As of December 31,	
	2003	2002
	(in thousands)	
9¾% senior subordinated notes	$179,853	$147,813
Term loan A	49,934	47,500
Term loan B	149,625	—
Seller notes	5,420	15,036
Non-debt balances arising from interest rate swap activity	2,550	6,606
	387,382	216,955
Less current portion	(17,512)	(16,117)
Total long-term debt	$369,870	$200,838

2003 Activity

In connection with the Lehigh Acquisition (see Note 3), the Company amended and restated its existing senior credit facility ("Amended Credit Agreement"). The Company's Amended Credit Agreement provides for up to $280 million of senior secured loans, consisting of a $70 million revolving credit facility, a $60 million term loan facility ("Term loan A"), and a newly issued $150 million term loan facility ("Term loan B"). The new term loan facility bears interest at a rate equal to (i) the Eurodollar Rate (as determined by the Administrative Agent) pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus 50%, plus, in each case, an applicable margin of 2.75% per annum for Eurodollar loans and 1.75% per annum for Base Rate loans. The pricing and principal of the revolving credit facility and the previously existing term loan did not change. The revolving credit facility continues to have a $15 million letter of credit sub-limit and a $10 million swing line loans sub-limit. On September 2, 2003, the Company drew down the full cash amount of the new $150 million term loan facility, which funds were used principally to pay the majority of the cash consideration for the Lehigh Acquisition. The Company's Amended Credit Agreement matures on April 24, 2008.

The Amended Credit Agreement contains certain restrictions on the conduct of the Company's business, including, among other things restrictions, generally, on: incurring debt; disposing of certain assets; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers; consolidations and sales of assets and with permitted exceptions, acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Amended Credit Agreement also includes financial covenants that require the Company to maintain certain leverage and fixed charge ratios and a minimum net worth.

On May 8, 2003, the Company issued an additional $30 million of Notes (bringing to a total $180 million of Notes issued and outstanding, including the 2002 issuance discussed below). The net proceeds of the offering were used to reduce the outstanding revolver balances under the Company's senior credit facility. The Notes were issued at a price of 106.5% of face value and the Company received approximately $32.0 million in gross proceeds from the issuance. As a result of an exchange offer completed on December 2, 2003, all of the Notes are governed by an indenture, dated as of April 24, 2002, as supplemented ("April 2002 Indenture"). Significant terms of the Notes and the indenture are discussed under "2002 and 2001 Activity".

During 2003, a seller note in the principal amount of $10 million was repaid. For accounting purposes, the Company imputed an interest rate of 5% on the $10 million non-interest bearing note. The remaining seller debt financing consists of a non-interest bearing note in the principal amount of $5 million, bearing interest at 5%, which is due on April 24, 2004.

2002 and 2001 Activity

In April 2002, in connection with the Tilia Acquisition, the Company made an offering of $150 million of Notes to qualified institutional buyers in a private placement pursuant to Rule 144A under the Securities Act of 1933.

The Notes were issued at a discount such that the Company received approximately $147.7 million in net proceeds. The Notes are scheduled to mature on May 1, 2012, however, on or after May 1, 2007, the Company can redeem all or part of the Notes at any time at a redemption price ranging from 100% to 104.875% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Prior to May 1, 2005, the Company can redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds from certain public equity offerings at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Interest on the Notes accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment occurring on November 1, 2002. The April 2002 Indenture governing the Notes also contains certain restrictions on the conduct of the Company's business.

Prior to the Amended Credit Agreement, the Company's former credit agreement ("Old Credit Agreement") was due to mature on April 24, 2007. The revolving credit facility and the term loan facility bore interest at a rate equal to (i) the Eurodollar Rate pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus .50%, plus, in each case, an applicable margin ranging from 2.00% to 2.75% for Eurodollar Rate loans and from .75% to 1.5% for Base Rate loans. The Old Credit Agreement contained restrictions on the conduct of the Company's business similar to the restrictions under the Amended Credit Agreement. The Old Credit Agreement was replaced by the Amended Credit Agreement.

Until it was replaced by the Old Credit Agreement on April 24, 2002, our senior credit facility, as amended, provided for a revolving credit facility of $40 million and a term loan which amortized periodically as required by the terms of the agreement. Interest on borrowings under the term loan and the revolving credit facilities were based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also required the payment of commitment fees on the unused balance. During the first quarter 2002, approximately $38 million of tax refunds the Company received, were used to repay a portion of the outstanding amounts under this credit facility.

In May 1999, we entered into a three-year interest rate swap with an initial notional value of $90 million. The swap effectively fixed the interest rate on approximately 60% of our term debt at a maximum rate of 7.98% for the three-year period. The swap matured and was terminated in March 2002.

Debt Disclosures

As of December 31, 2003, the Notes traded at a premium, resulting in an estimated fair value, based upon quoted market prices, of approximately $198.5 million.

As of December 31, 2003, the Company had $199.6 million outstanding under the term loan facilities and no outstanding amounts under the revolving credit facility of the Amended Credit Agreement. The Company's weighted average interest rate on this outstanding amount at December 31, 2003 was 4.0%. Net availability under the revolving credit agreement was approximately $64.9 million as of December 31, 2003, after deducting $5.1 million of issued letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving credit facility.

As of December 31, 2002, the Company had $47.5 million outstanding under the term loan facility and zero outstanding under the $50 million revolving credit facility of the Old Credit Agreement. The Company's weighted average interest rate on this outstanding amount at December 31, 2002 was 4.3%. Net availability under the revolving credit agreement was approximately $45.8 million as of December 31, 2002, after deducting $4.2 million of issued letters of credit.

As of December 31, 2003, maturities on the Company's Long-term Debt, net of unamortized debt discounts/premiums, over the next five years, were $17.5 million in 2004, $15.1 million in 2005, $18.1 million in 2006, $81.8 million in 2007, $72.4 million in 2008 and $182.4 million thereafter.

As of December 31, 2003 and 2002, the Company's Long-term Debt included approximately $2.6 million and $6.6 million, respectively, of non-debt balances arising from the interest rate swap transactions described in Note 16. The 2003 non-debt balance is in the "thereafter" balance above.

Because the interest rates applicable to the senior debt under the Amended Credit Agreement and the Old Credit Agreement are based on floating rates identified by reference to market rates, the fair market value of the senior debt as of December 31, 2003 and 2002 approximated its carrying value.

During 2003 and 2002, the Company incurred costs in connection with the issuance of the Notes, Amended Credit Agreement and Old Credit Agreement of approximately $5.9 million and $7.4 million, respectively. Such amounts are included in Other Assets on the Consolidated Balance Sheet and are being amortized over the respective terms of the debt.

Interest paid on the Company's borrowings during the years ended December 31, 2003, 2002 and 2001 was $17.2 million, $10.5 million and $9.5 million, respectively.

10. Taxes on Income

The components of the provision (benefit) for income taxes attributable to continuing operations were as follows:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Current income tax expense (benefit):			
U.S. federal	$ 9,842	$13,513	$(13,978)
Foreign	676	692	1,163
State and local	2,466	2,813	(500)
Total	12,984	17,018	(13,315)
Deferred income tax expense (benefit):			
U.S. federal	6,485	(340)	(33,707)
State, local and other	602	(489)	(4,962)
Foreign	417	—	—
Total	7,504	(829)	(38,669)
Income tax benefit applied to goodwill	—	—	11,541
Total income tax provision (benefit)	$20,488	$16,189	$(40,443)

Foreign pre-tax income was $3.2 million, $1.8 million, and $0.9 million in 2003, 2002, and 2001, respectively.

Deferred tax liabilities (assets) are comprised of the following:

	As of December 31,	
	2003	2002
	(in thousands)	
Property, equipment and intangibles	$(14,682)	$ (2,741)
Other	(2,445)	(7,459)
Gross deferred tax liabilities	(17,127)	(10,200)
Net operating loss	2,726	2,726
Accounts receivable allowances	1,342	310
Inventory valuation	3,097	2,095
Compensation and benefits	3,961	7,671
Other	3,945	2,333
Gross deferred tax assets	15,071	15,135
Valuation allowance	(1,000)	(1,000)
Net deferred tax (liability) asset	$ (3,056)	$ 3,935

Approximately $2.7 million of state net operating loss carryforwards remain at December 31, 2003 before the valuation allowance. Their use is limited to future taxable income of the Company. The carryforwards expire in 2021. The Company maintained a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2003, as it is more likely than not that these will not be fully utilized in the available carryforward period.

As a result of the losses arising from the sale of the TPD Assets, the Company recovered in January 2002 approximately $15.7 million of federal income taxes paid in 1999 and 2000 by utilizing the carryback of a tax net operating loss generated in 2001. On March 9, 2002, The Job Creation and Workers Assistance Act of 2002 was enacted which provides, in part, for the carryback of 2001 net operating losses for five years instead of the previous two year period. As a result, the Company filed for an additional refund of $22.8 million, of which $22.2 million was received in March 2002 and the remainder was received in April 2002.

The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

	Year ended December 31,		
	2003	2002	2001
Federal statutory tax rate	35.0%	35.0%	(35.0)%
Increase (decrease) in rates resulting from:			
State and local taxes, net	3.8	3.3	(3.3)
Foreign	(0.1)	—	0.9
Valuation allowance	—	(8.4)	4.3
Other	0.5	0.9	0.9
Effective income tax rate	39.2%	30.8%	(32.2)%

Total income tax payments made by the Company during the years ended December 31, 2003, 2002 and 2001 were $11.2 million, $9.3 million, and $1.0 million, respectively.

11. Retirement and Other Employee Benefit Plans

The Company has certain defined contribution retirement plans that qualify under section 401(k) of the Internal Revenue Code. The Company's contributions to these retirement plans were $2.3 million, $1.6 million and $1.5 million, respectively, in the years ended December 31, 2003, 2002, and 2001.

The Company also maintains a defined benefit pension plan for certain of its hourly employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. Additionally, in connection with the Diamond Acquisition, the Company acquired both the plan assets and the remaining benefit obligation on two additional deferred benefit pension plans which are both frozen.

Our funding policy for our defined benefit pension plans is based on actuarial calculations and the applicable requirements of federal law. Benefits under the Company's pension plans are primarily related to years of service. The Company also provides certain postretirement medical and life insurance benefits for a portion of its employees. We use September 30 as the measurement date for all of our defined pension plans and postretirement plans.

The components of net periodic pension and postretirement benefit expense for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
			(in thousands)			
Components of net periodic benefit cost:						
Service cost	$ 304	$ 334	$ 273	$ 75	$ 72	$ 62
Interest cost	1,419	973	907	194	119	112
Investment (gain) loss on plan assets	(1,959)	937	1,793	—	—	—
Net amortization and deferral	1,066	(1,798)	(2,942)	2	(7)	(15)
Net periodic benefit cost	$ 830	$ 446	$ 31	$ 271	$ 184	$ 159

The following table is a reconciliation of the projected benefit obligation and the fair value of the deferred benefit pension plan assets and the status of the Company's unfunded postretirement benefit obligation as of December 31:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
		(in thousands)		
Change in benefit obligation:				
Benefit obligation at beginning of year	$14,168	$13,217	$ 1,766	$ 1,775
Service cost	304	334	75	72
Interest cost	1,419	973	194	119
Amendments	442	—	—	—
Actuarial loss (gain)	1,233	88	1,461	(124)
Acquisition	5,177	—		
Benefits paid	(871)	(444)	(196)	(76)
Benefit obligation at end of year	21,872	14,168	3,300	1,766
Change in plan assets:				
Fair value of plan assets at beginning of year	9,704	11,082	—	—
Company contributions	307	143	—	—
Actual return on plan assets	1,959	(937)	—	—
Acquisition	4,268	—	—	—
Benefits paid	(955)	(584)	—	—
Fair value of plan assets at end of year	15,283	9,704	—	—
Funded status	(6,589)	(4,464)	(3,300)	(1,766)
Unrecognized prior service cost (benefit)	1,096	768	27	30
Unrecognized net loss (gain)	3,390	3,026	(240)	(242)
Additional minimum liability	(3,990)	(3,481)	—	—
Accrued benefit cost	$(6,093)	$(4,151)	$(3,513)	$(1,978)

Amounts recognized in the Company's Consolidated Balance Sheet consist of:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
	(in thousands)			
Accrued benefit cost	$(6,093)	$(4,151)	$(3,513)	$(1,978)
Intangible assets	1,096	768	—	—
Accumulated other comprehensive income	2,894	2,713	—	—
Net amount recognized	$(2,103)	$ (670)	$(3,513)	$(1,978)

The accumulated benefit obligation for the Company's defined benefit pension plans were approximately $21.2 million and $13.9 million as of December 31, 2003 and 2002, respectively.

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Weighted-average assumptions as of December 31:				
Discount rate	6.50%	7.25%	6.50%	6.75%
Expected return on plan assets	9.00%	9.00%	—	—

The return on plan assets reflects the weighted-average of the long-term rates of return for the broad categories of investments held in the Company's defined benefit pension plans. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments.

The Company's investment strategy for its defined benefit pension plans is to maximize the long-term rate of return on plans assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The Company's target asset range for 2004 as a percentage of market value is as follows: equities — 50%-70% (and within equities: foreign stocks — 0%-20% and small capitalized common stocks — 0%-40%); bonds — 30%-50% and cash and money funds — 0%-10%. This target range was the same in 2003. As of the Company's 2003 and 2002 measurement dates, the percentage of fair value of total assets by asset category was as follows:

	2003	2002
Asset category:		
Equity securities and funds	58.4%	45.9%
Debt securities and funds	33.9	17.1
Government securities	4.8	34.0
Cash and money market funds	2.9	3.0
Total	100.0%	100.0%

The Company's pension contributions for 2004 are estimated to be approximately $0.6 million, reflecting quarterly contributions to certain plans as required by the IRS Code Section 412 and certain voluntary contributions.

Increases in health care costs would not materially impact the benefit obligation or the annual service and interest costs recognized as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance for the majority of employees covered.

Through December 31, 2001, the Company had a deferred compensation plan that permitted eligible employees to defer a specified portion of their compensation. The deferred compensation earned rates of return as specified in the plan. Effective January 1, 2002, the deferred compensation plan was terminated. Participants had the option to elect to keep their existing balances in the plan. Those balances that remained in the plan in 2002, earned a rate of return equal to the average federal funds overnight repurchase rate. As of December 31, 2002, the Company had accrued $0.7 million for its obligations under this plan. Interest expense on this obligation was $0.2 million. In 2002, the interest expense on this obligation was less than $0.1 million. The residual deferred compensation balance at December 31, 2002 was paid in its entirety to participants in January 2003.

Prior to the termination of the deferred compensation plan, in order to effectively fund the deferred compensation obligation, the Company had purchased variable rate life insurance contracts. These insurance contracts were surrendered in June 2001.

During 2001, certain participants in the Company's deferred compensation plans agreed to forego balances in those plans in exchange for loans from the Company in the same amounts. The loans, which were completed during 2001, bear interest at the applicable federal rate and require the individuals to secure a life insurance policy having the death benefit equivalent to the amount of the loan payable to the Company. All accrued interest and principal on the loans are payable upon the death of the participant and their spouse. The Company recognized $4.1 million of pre-tax income during 2001 related to the discharge of the deferred compensation obligations. These amounts are included in Special Charges and Reorganization Expenses on the Consolidated Statement of Operations.

Effective December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Prescription Drug Act) was signed into law. This act provides for a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our defined benefit postretirement health care plan provides a prescription drug benefit.

The FASB issued FSP 106-1 on January 12, 2004, which allowed companies to elect a one-time deferral of the recognition of the effects of the Medicare Prescription Drug Act in accounting for its plan under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132 (revises 2003). The FASB allowed the one-time deferral due to the accounting issues raised by the Medicare Prescription Drug Act — in particular, the accounting for federal subsidy that is not explicitly addressed in SFAS No. 106 — and due to the fact the uncertainties exist as to the direct effects on the Medicare Prescription Drug Act and its ancillary effects on plan participants.

For companies electing the one-time deferral remains in effect until authoritative guidance on the accounting for federal subsidy is issued, or until certain other events, such as a plan amendment, settlement or curtailment occur. Currently we are evaluating the effects of the Medicare Prescription Drug Act on our other postretirement benefit plan and its participants, and we have elected the one-time deferral. Our accumulated postretirement obligation or net periodic postretirement benefit cost for 2003 does not reflect the effects of the Medicare Prescription Drug Act on our defined postretirement health care and life insurance plans. Additionally, once the specific authoritative guidance on the accounting for the federal subsidy, such guidance could require us to update previously reported information.

12. Equity and Stock Plans

On September 30, 2003, the Company completed a public offering ("Offering") of approximately 4.8 million of its common stock at $24.67 per share. Proceeds from the Offering, net of underwriting fees and related expenses, totaled approximately $112.3 million. The Company currently intends to use the net proceeds for working capital and general corporate purposes, including, but not limited to, potential future acquisitions and debt repayment. The Company's Amended Credit Agreement does not require the Company to prepay debt with any of the net proceeds received from the Offering.

The Company maintains the 2003 Stock Incentive Plan, which allows for grants of stock options, restricted stock and stock bonuses. As of December 31, 2003, there were approximately 1.9 million shares available for grant under this long-term equity incentive plan.

Effective September 24, 2001, the Company established the 2001 Stock Option Plan, as amended, primarily for the purpose of granting options for the purchase of common shares to the Company's executive officers and independent directors. During September 2001, approximately 1.7 million options were granted to participants under this new plan. These options vested to, and were exercisable by, participants on the earlier of 1) the date the Company's closing stock price equaled or exceeded $5.67 per share or 2) the seventh anniversary of the grant date. Because the options granted under this new plan were still subject to stockholder approval at the time of grant, the options resulted in a one-time charge of $2.4 million, which was recorded in the fourth quarter of 2001. The charge represents the difference between the exercise price of the options of $3.65 (the fair value at the date of grant) and the fair value of the Company's common stock at the time of stockholder approval on December 18, 2001, which was $5.07. This charge is included in Special Charges and Reorganization Expenses on the Consolidated Statement of Operations. During 2002, the Company also granted stock options to independent directors under the 2001 Stock Option Plan, as amended. As of December 31, 2003, there were no shares available for grant under the 2001 Stock Option Plan, as amended.

During 2002 and prior years, the Company also granted stock options to key employees and non-employee directors under the 1998 Long-Term Equity Incentive Plan, the 1993 Stock Option Plan and the 1993 and 1996 Stock Option Plans for Non-employee Directors. There are no remaining shares available for grant under any of these plans.

A summary of the Company's stock option activity for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Shares	Weighted Avg. Option Price	Price Range
Outstanding as of December 31, 2000	918,510	$ 6.09	$ 3.63-$9.31
New options granted	1,998,000	3.69	3.65-5.03
Exercised	(46,065)	3.63	3.63-3.63
Canceled	(101,529)	6.54	4.33-9.31
Outstanding as of December 31, 2001	2,768,916	4.38	3.65-9.31
New options granted	1,761,750	12.51	6.25-18.10
Exercised	(2,057,624)	4.25	3.65-11.51
Canceled	(52,050)	10.11	3.65-11.51
Outstanding as of December 31, 2002	2,420,993	10.37	3.65-18.10
New options granted	535,500	21.00	15.97-25.82
Exercised	(280,143)	6.01	3.65-17.43
Canceled	(53,886)	12.38	4.33-19.20
Outstanding as of December 31, 2003	2,622,464	$ 12.97	$3.65-$25.82
Exercisable as of December 31, 2001	727,629	$ 6.13	$ 4.17-$9.31
Exercisable as of December 31, 2002	493,310	5.03	3.65-9.31
Exercisable as of December 31, 2003	743,912	9.60	3.65-18.10

Significant option groups outstanding at December 31, 2003 and related weighted average price and life information follows:

	Options outstanding			Options exercisable	
Exercise Price	Number outstanding	Weighted average exercise price	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$3.65-$7.42	439,552	$ 4.64	6.89	294,808	$ 4.72
7.67-12.40	220,912	10.22	7.96	78,789	10.88
12.90	1,413,750	12.90	8.50	336,565	12.90
15.97-19.71	379,500	18.87	9.47	33,750	16.21
21.45-25.82	168,750	25.50	9.91	—	—
	2,622,464			743,912	

The Company records non-cash compensation expense for its issued and outstanding restricted stock either when the restrictions lapse or ratably over time, when the passage of time is the only restriction. During the fourth quarter of 2003, the Company recorded a non-cash restricted stock charge of approximately $21.8 million related to the lapsing of restrictions over all the restricted stock issuances to Messrs. Franklin, Ashken and Lillie discussed below. The Company will receive a tax deduction for this non-cash restricted stock charge.

During 2003, the Company issued 375,000, 135,000 and 52,500 shares of restricted stock to Messrs. Franklin, Ashken and James E. Lillie, (the Company's President and Chief Operating Officer), respectively. The Company issued these shares under its 2003 Stock Incentive Plan and out its treasury stock account. During 2003, all of these restricted stock issuances either provided or were amended to provide that the restrictions lapse upon the earlier of (i) a change in control of the Company; or (ii) the earlier of the Company's common stock achieving a closing price of $28 (up from $23.33) or the Company achieving annualized revenues of $800 million. However, if such restrictions were to lapse during a period when Messrs. Franklin, Ashken and Lillie were subject to additional contractual limitations on the sale of securities, the restrictions on such shares would continue until the expiration or waiver of such additional contractual limitations. As discussed above, during the fourth quarter of 2003, all such restrictions lapsed and the Company recorded a restricted stock charge.

During 2002, the Company issued 150,000 and 60,000 shares of restricted stock to Messrs. Franklin and Ashken, respectively, under its 1998 Long-Term Equity Incentive Plan, as amended and restated, and out of its treasury stock account. During 2003, the restricted stock issuances were amended to provide that the restrictions would lapse upon the same terms as the 2003 restricted stock issuances discussed above. Also as discussed above, during the fourth quarter of 2003, all such restrictions lapsed and the Company recorded a restricted stock charge.

During 2003, 2002 and 2001, the Company also issued 7,200, 5,250 and 1,500, respectively, of shares of restricted stock to certain other employees. The restrictions on these shares will lapse ratably over five years of employment with the Company.

During 2002, shares of common stock in the aggregate amount of 45,009 were issued to certain employees of the Company under its 1998 Performance Share Plan. In connection with these stock issuances, the Company recorded a non-cash compensation expense charge of approximately $0.6 million.

In February 2003, the Company adopted the 2003 Employee Stock Purchase Plan whereby stock of the Company can be acquired at a 15% discount and no compensation charge is recorded by the Company. Prior to this, the Company maintained another employee stock purchase plan whereby the Company matched 20% of each participating employee's monthly payroll deduction, up to $500. The Company thereby contributed $0.1 million to the plan in each of 2002 and 2001. As of December 31, 2003, there were approximately 0.4 million shares available for grant under the 2003 Employee Stock Purchase Plan.

13. Lease Commitments

The Company has commitments under operating leases, certain of which extend through 2007. These commitments total $7.7 million in 2004, $6.2 million in 2005, $4.3 million in 2006, $1.9 million in 2007 and $1.0 million in 2008. Total lease expense was $7.4 million, $5.1 million and $4.8 million in 2003, 2002 and 2001, respectively.

14. Contingencies

The Company is involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated the Company as a potentially responsible party, along with numerous other companies, for the clean up of several hazardous waste sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

15. Executive Loan Program

On January 24, 2002, Messrs. Franklin and Ashken exercised 900,000 and 450,000 non-qualified stock options, respectively, which had been granted under the Company's 2001 Stock Option Plan. The Company issued these shares out of its treasury stock account. The exercises were accomplished via loans from the Company under its Executive Loan Program. The principal amounts of the loans were $3.3 million and $1.6 million, respectively, and bore interest at 4.125% per annum. The loans were due on January 23, 2007 and were classified within the stockholders' equity section. The loans could be repaid in cash, shares of the Company's common stock, or a combination thereof. In February 2003, Mr. Ashken surrendered to the Company shares of the Company's stock to repay $0.3 million of his loan. On April 29, 2003, Messrs. Franklin and Ashken each surrendered to the Company shares of the Company's common stock to repay in full all remaining principal amounts and accrued interest owed under their respective loans. The Company will not make any additional loans under the Executive Loan Program.

16. Derivative Financial Instruments

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision. At December 31, 2003, the interest rate on approximately 30% of the Company's debt obligation, excluding the $2.6 million of non-debt balances discussed in Note 9, was fixed by either the nature of the obligation or through interest rate contracts.

Fair Value Hedges

On May 6, 2003, the Company entered into a $30 million interest rate swap ("New Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon 6 month LIBOR in arrears, plus a spread of 523 basis points. The New Swap is a swap against the Notes.

In March 2003, the Company unwound a $75 million interest rate swap ("First Replacement Swap") to receive a fixed rate of interest and pay a variable rate of interest and contemporaneously entered into a new $75 million interest rate swap ("Second Replacement Swap"). Like the swap that it replaced, the Second Replacement Swap is a swap against the Notes. The variable rate of interest is based on 6 month LIBOR in arrears, plus a spread of 528 basis points. In return for unwinding the swap, the Company received $3.2 million of cash proceeds. Of this amount, approximately $1 million of proceeds related to accrued interest that was owed to the Company at such time. The remaining $2.2 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and the unamortized balances are included in the Company's Consolidated Balance Sheet as an increase to the value of the long-term debt.

Effective September 12, 2002, the Company entered into an agreement, whereby it unwound a $75 million interest rate swap ("Initial Swap") and contemporaneously entered into the First Replacement Swap. The First Replacement Swap had the same terms as the Initial Swap, except that the Company was required to pay a variable rate of interest based upon 6 month LIBOR in arrears. The spread on this contract was 470 basis points. In return for unwinding the Initial Swap, we received $5.4 million in cash proceeds, of which $1 million related to accrued interest that was owed to us. The remaining $4.4 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and is included in our consolidated balance sheet as an increase to the value of the long-term debt. Such amortization amount offsets the increased effective rate of interest that we pay on the Second Replacement Swap.

In conjunction with the Notes, on April 24, 2002, we entered into the Initial Swap, to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The Initial Swap had a maturity date that was the same as the Notes. Interest was payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The initial effective rate of interest that we established on this swap was 6.05%.

All of our swaps have been and, where applicable, are considered to be effective hedges against changes in the fair value of our fixed-rate debt obligation for both tax and accounting purposes. Accordingly, the interest rate swap contracts are reflected at fair value in the Company's Consolidated Balance Sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. The fair market value of the interest rate swaps as of December 31, 2003 was against the Company in an amount of approximately $2.6 million and is included as a liability in the Consolidated Balance Sheet, with a corresponding offset to long-term debt. In addition, changes during any accounting period in the fair value of the interest rate swaps, as well as offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, will be recognized as adjustments to interest expense in the Company's Consolidated Statements of Operations. The net effect of this accounting on the Company's operating results is that interest expense on the portion of fixed-rate debt being hedged is generally recorded based on variable interest rates. The Company is exposed to credit loss, in the event of non-performance by the other party to its current existing swap, a large financial institution. However, the Company does not anticipate non-performance by the other party.

Cash Flow Hedge

Effective April 2, 2003, the Company entered into an interest rate swap such that converted $37 million of floating rate interest payments under its term loan facility for a fixed obligation that carries an interest rate, including applicable margin, of 4.25% per annum. The swap has interest payment dates that are the same as the term loan facility and it matures on September 30, 2004. The swap is considered to be a cash flow hedge and is also considered to be an effective hedge against changes in the fair value of the Company's floating-rate debt obligation for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap are reported as a component of other comprehensive income and will be reclassified into earnings in the same period that the hedged transaction affects earnings.

The Company's derivative activities do not create additional risk because gains and losses on derivative contracts offset gains and losses on the assets, liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

17. Related Party Transactions

On May 7, 2001, the Company entered into a letter of intent (the "Letter") with Marlin Partners II, LP ("Marlin"), Catterton Partners, L.P. and Alpha Private Equity Group (collectively, the "Other Investors") for the acquisition by Marlin and the Other Investors of all of the issued and outstanding common stock of the Company. At the time, Marlin was a related party due to its ownership of approximately 10 percent of the issued and outstanding common stock of the Company. Messrs. Franklin and Ashken were the managing partners of Marlin. The Company and Marlin terminated the letter of intent, except for certain expense reimbursement provisions, in which Marlin was reimbursed approximately $480,000 of expenses related to the contemplated transaction. On June 24, 2001, Messrs. Franklin and Ashken became Directors of the Company and on September 24, 2001, Messrs. Franklin and Ashken became executive officers of the Company.

On November 6, 2002, one of the Company's wholly owned subsidiaries entered into an arms length agreement with NewRoads, Inc. ("NewRoads"), a third party provider of pick, pack and ship services, order fulfillment, warehousing, and other services to the retail industry. Pursuant to the agreement, NewRoads agreed to provide such services to the Company's consumer solutions segment. The agreement was due to expire in three years unless it was terminated earlier pursuant to the terms of the agreement and the Company's subsidiary had the right to renew the agreement for additional terms of one year thereafter. Mr. Franklin's brother-in-law was the executive chairman of the board of NewRoads at the time of the agreement being consummated. Mr. Franklin has an indirect ownership interest of less than ½% in NewRoads.

18. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised and restricted common stock. Due to the net loss for 2001, the effect of the potential exercise of stock options was not considered in the diluted earnings per share calculation for that year since it would be antidilutive.

A computation of earnings per share is as follows:

	Years ended December 31,		
	2003	**2002**	**2001**
	(in thousands, except per share amounts)		
Net income (loss)	$ 31,778	$ 36,309	$(85,429)
Weighted average shares outstanding	22,663	20,910	19,085
Additional shares assuming conversion of stock options and restricted stock	868	678	—
Weighted average shares outstanding assuming conversion	23,531	21,588	19,085
Basic earnings (loss) per share	$ 1.40	$ 1.74	$ (4.48)
Diluted earnings (loss) per share	$ 1.35	$ 1.68	$ (4.48)

19. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2003 and 2002 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during this period):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except per share amounts)				
2003					
Net sales	$97,396	$130,718	$167,874	$191,393	$587,381
Gross profit	38,370	49,480	65,884	71,268	225,002
Net income (1)	4,231	9,951	15,246	2,350	31,778
Basic earnings per share (2)	0.20	0.47	0.71	0.09	1.40
Diluted earnings per share (2)	0.19	0.45	0.69	0.09	1.35
2002					
Net sales (3)	$47,384	$104,793	$110,015	$104,912	$367,104
Gross profit (3)	12,525	42,132	48,301	47,517	150,475
Net income (4)	7,192	8,087	11,732	9,298	36,309
Basic earnings per share (2)	0.36	0.38	0.55	0.44	1.74
Diluted earnings per share (2)	0.35	0.38	0.53	0.42	1.68

(1) Fourth quarter of 2003, includes a non-cash restricted stock charge of $21.8 million and related tax benefit.

(2) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.All earnings per share amounts have been adjusted to give effect to a 3-for-2 stock split of our outstanding shares of common stock that was effected during the fourth quarter of 2003.

(3) Certain reclassifications have been made in the Company's previously reported net sales and gross profit amounts in 2002 to conform to the presentation in 2003. These reclassifications have no impact on previously reported net income.

(4) First quarter of 2002, includes a tax benefit of $5.4 million arising from the release of a valuation reserve. The second and fourth quarters of 2002, each include $0.5 million of tax expense resulting from reversals of a portion of the release of the valuation allowance recorded in the first quarter.

Board of Directors

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G. H. Ashken (3)
Vice Chairman and Chief Financial Officer
Jarden Corporation

René-Pierre Azria (1)
Managing Director
Rothschild, Inc.

Douglas W. Huemme (2)
Former Chairman and Chief Executive Officer
Lilly Industries, Inc.

Richard L. Molen (2), (3), (5)
Retired Chairman, President and CEO
Huffy Corporation

Lynda W. Popwell (1), (4)
Retired President, Carolina Eastman Division
Eastman Chemical Company

Rosemary L. Ripley (6)
VP – Corporate Business Development
Altria Group, Inc.
(formerly Philip Morris Companies, Inc.)

Irwin Simon (2), (3)
Chairman, President and Chief Executive Officer
Hain Celestial Group, Inc.

Robert L. Wood (1), (3)
President and Chief Executive Officer
Crompton Corporation

(1) *Audit Committee*
(2) *Nominating and Policies Committee*
(3) *Compensation Committee*
(4) *Retiring in May 2004*
(5) *Standing for re-election in May 2004*
(6) *Nominated for election in May 2004*

Executive Officers

Martin E. Franklin
Chairman and Chief Executive Officer

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer

Desiree DeStefano
Senior Vice President

J. David Tolbert
VP-Human Resources and Administration

Corporate Counsel

Kane Kessler, PC
New York, New York

Willkie Farr & Gallagher
New York, New York

Transfer Agent

National City Bank
Cleveland, Ohio
800-622-6757

Independent Auditors

Ernst & Young LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

Financial Dynamics Business Communications
New York, New York
212-850-5600

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
914-967-9400
www.jarden.com

Branded Consumables

Alltrista Consumer Products Company
345 S. High Street
Muncie, IN 47305
765-281-5000
www.alltrista.com

The Lehigh Group
2834 Schoeneck Road
Macungie, PA 18062
610-966-9702
www.lehighgroup.com

Consumer Solutions

Tilia, Inc.
303 Second Street
North Tower, 5th Floor
San Francisco, CA 94107
415-371-7200
www.tilia.com

Plastic Consumables

Alltrista Plastics Corporation
1303 Batesville Road
Greer, SC 29650
864-879-8100
www.alltristaplastics.com

Other

Alltrista Zinc Products Company
2500 Old Stage Road
Greeneville, TN 37745
423-639-8111
www.allzinc.com